Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _December_ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

						 X
Form 20-F	_____		Form 40-F	___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

						 X
Yes		_____		No		___



	This Form 6-K consists of the following:


TELUS News Release

February 13, 2004

             TELUS Reports 2003 Fourth Quarter Results

TELUS Mobility drives strong overall results and TELUS Communications achieves operational efficiency targets

VANCOUVER, B.C. - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the fourth quarter of 2003 excellent wireless performance at TELUS Mobility and a significant increase in net income. Overall operating earnings (EBITDA excluding restructuring costs) were up 8%. Reported earnings per share for the quarter and full year were 13 cents and 92 cents, compared to negative 41 cents and negative 75 cents, respectively, for the same periods a year ago. Free cash flow was $84 million this quarter, a $164 million improvement from negative $80 million a year ago.


    FINANCIAL HIGHLIGHTS

Rounded to nearest C$ Millions,except per share amounts

    ---------------------------------------------------------------------------
                                                      3 months ended
                                                       December 31
    (unaudited)                                     2003      2002    Change
    -------------------------------------------------------------------------
    Operating revenues                           1,825.6   1,794.4      1.7%
    EBITDA excluding restructuring(1)              699.0     645.2      8.3%
    Restructuring and workforce reduction costs     16.2     241.0    (93.2)%
    Net income (loss)                               49.6    (139.2)  $188.8
    Earnings (loss) per share (EPS)                 0.13     (0.41)   $0.54
    Capital expenditures                           435.4     416.2      4.6%
    Cash provided by operating activities          414.9     359.9     15.3%
    Free cash flow(2)                               83.8     (80.3)  $164.1

------------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.
    (2) See note 3 of Results of Operations Highlights table in management's discussion and analysis.

    Darren Entwistle, president and CEO, commented "2003 has been a positive year for TELUS as we continued our national growth strategy and focused on core business development in Canada, which we commenced in 2000. As a result of the crisp execution of this strategy, TELUS has delivered leading financial and operating results in the global telecom industry, reflected in part by significant increases in operating margins, earnings and cash flow. These top echelon results are underpinned by 17% revenue growth and 48% EBITDA growth this quarter at TELUS Mobility, as well as by the operational efficiency initiatives at TELUS Communications that have delivered an annualized reduction of $454 million in our operating costs. These savings are expected to expand to $550 million in 2004 and beyond. Noteworthy for investors is our achievement in exceeding five of six consolidated financial targets in 2003, which bodes well for realizing our 2004 public targets that are calibrated to once again place TELUS at the forefront amongst its global peer group in respect of relative financial performance."

    Robert McFarlane, executive vice president and CFO, stated "TELUS has fully achieved our 2003 priority of strengthening our financial position. By significantly growing earnings and free cash flow, we have paid down net debt by $872 million in 2003 and reduced the key leverage ratio of net debt to EBITDA to 2.6 times from 3.3 at the start of the year, well ahead of the original 3.0 times target. As evidenced by the appreciation of TELUS shares and notes, our operational execution to plan and financial stewardship is clearly creating significant value for both equity and debt investors."


    OPERATING HIGHLIGHTS

    TELUS Communications

      All efficiency program targets achieved and strong growth in high-speed Internet
        - total revenue of $1.2 billion in the fourth quarter declined by 5% or $62 million due primarily to negative regulatory price cap impacts, lower voice equipment sales, lower long distance revenues, and reduced application development revenues due to disposal of certain assets in 2003
        - met operational efficiency incremental cost savings target contributing to a 7% decrease in Operations expense, while exceeding the net staff reduction target by 200 to reach 1,500 for year
        - EBITDA excluding restructuring of $509 million, down $8 million or 2% from the same quarter a year ago with a 1 point increase in the related margin to 42%
        - underlying growth of 5% in EBITDA excluding restructuring when negative regulatory price cap impacts of $21 million and non-recurring investment tax credits received in 2002 are excluded
        - non-incumbent operations in Central Canada significantly reduced quarterly EBITDA excluding restructuring loss to only $2 million
        - strong high-speed Internet subscriber net additions of 45,500 in the quarter. For the second consecutive year, TELUS gained the majority of high-speed Internet net adds in the Alberta/B.C. market in 2003, leading to a 37% increase in TELUS' high-speed Internet subscriber base to 562,000.
        - network access lines were 4.9 million, a 0.8% decline compared to a year ago
        - cash flow (EBITDA excluding restructuring less capital expenditures) of $206 million in the quarter, down 9%. For the full year, cash flow was up 52% to $1.1 billion.

    TELUS Mobility

      Cash flow improvement of $54 million driven by EBITDA growth of 48%
        -  strong growth in EBITDA excluding restructuring of $61 million or 48% to $190 million in the quarter, due to strong ARPU and subscriber growth combined with reduced churn rate, cost containment efforts and enhanced economies of scale
        - EBITDA excluding restructuring margin of 32%, based on network revenue, representing a 6 point year-over-year margin expansion
        - Canadian industry leading average revenue per unit (ARPU) of $59 per month for the quarter, up $3 compared to the same period a year ago
        - network service revenue of $588 million, up 20% from same quarter a year ago
        - churn rates of 1.6% and 1.5% in the fourth quarter and for the year, respectively. An improvement from 1.7% and 1.8% from the same periods a year ago.
        -  net subscriber additions of 166,000 bringing total subscribers to
           3.4 million, a 14% year-over-year increase. Higher-revenue generating net postpaid subscriber additions increased by 47% over the fourth quarter a year ago.
        - cost of acquisition per subscriber improved to $452 from $478 in the fourth quarter of 2002
        - cash flow (EBITDA excluding restructuring less capital expenditures) of $58 million this quarter increased significantly from $3 million a year ago. For the full year cash flow was up over 500% to $456 million.


    CORPORATE DEVELOPMENTS

    TELUS enters binding arbitration
    TELUS continued the collective bargaining process with the Telecommunication Workers Union (TWU) for a new collective agreement. During 2003, the Company participated in an extended conciliation process that was completed on January 12, 2004 without an agreement being reached.
    In January, there were numerous developments that culminated on January 28 with the Canadian Industrial Relations Board ordering TELUS Communications to offer binding arbitration to the TWU as an option to reach a collective agreement. The TWU announced on January 30 acceptance of the offer of binding arbitration.
    Binding arbitration has the following advantages for the parties:
      -  A collective agreement would be expected to be in place during 2004;
      - When changes cannot be agreed to by the negotiating parties, arbitrator(s) usually make a determination based on terms of reference and typically include the business circumstances of the company and the industry; and
      -  Labour disruption is avoided.

    The company, TWU and mediators are now engaged in selecting the arbitrator(s), determining the process to be used and setting the terms of reference to be used in arbitration and timelines.

    TELUS significantly improves customer service

    TELUS has a record for premium customer care as evidenced by the outstanding churn rate at TELUS Mobility. TELUS Communications overcame the majority of short-term customer service challenges experienced in its western wireline business during the third quarter and is now surpassing historical levels of service on key customer service indicators.
    Results illustrate overall improvements in service to levels above where they were before TELUS Communications implemented its Operational Efficiency Program. Service issues experienced by TELUS residential customers in the August to October timeframe were attributable to unprecedented concurrent events including fires and floods in B.C., a severe cable cut in Vancouver, computer virus attacks, power outages, delays in hiring and training new employees and problems with the introduction of a new trouble management system. These events created delays in addressing customer concerns and a backlog of work orders.
    In December and January, TELUS Communications' contact centres (residential/business office and 611 repair bureau) were performing better than at any time since the 1999 merger of TELUS Alberta and BC TELECOM, and above CRTC standards. In early January, TELUS exceeded industry standards across Alberta and in urban areas of B.C., including the Lower Mainland, Vancouver, Victoria and Kelowna. TELUS remains focused on sustaining the improvements made to date and to raise performance in rural B.C. above service standard.
    TELUS remains committed to ensuring customer service excellence is a positive differentiator in the competitive marketplace across the company as indicated by this being a corporate priority both in 2003 and 2004.

    Investing in our communities and the environment

    TELUS continues to focus on our broad sustainability responsibilities and our ability to impact, not only the economy, but also the society and the environment where we operate.
    TELUS has a long history of actively supporting the communities in which we live, work and serve. Through thousands of hours of volunteer time and millions of dollars of financial and in-kind assistance, TELUS, our team members and retirees continue to make a significant difference in support of education, emergency aid, social justice, health, arts, crime prevention and the environment.
    TELUS is a long-time Imagine Caring Company, meaning TELUS donates more than one per cent of pre-tax profits to charitable organizations on an annual basis. In 2003, TELUS contributed more than $10 million of financial and in-kind assistance to education, health, arts and charitable organizations across Canada.
    Our team members also take the responsibility to make a positive difference very seriously through their active involvement and contributions to the community. In 2003, team members pledged more than $2.7 million during our annual TELUS Team Charitable Giving Campaign. With TELUS matching every pledge dollar-for-dollar, more than $5.4 million will be donated to approximately 2,000 Canadian charities in 2004.
    TELUS also takes a leading role in corporate social responsibility, which includes our commitment to employing business practices that protect the environment as well as support our investment in the community.
    TELUS was named to the Dow Jones Sustainability Index (DJSI) in 2003 for the third year in a row. This index is a worldwide ranking of companies that are economic, environmental and social leaders. Of the 317 companies listed, TELUS was one of only 14 Canadian companies and the only North American telecommunications company.
    As well, Corporate Knights recognized TELUS as Canada's most environmentally friendly company in its 2003 Green Machines ranking, providing evidence of our leadership in environmental stewardship.

    TELUS unveils IP-One(TM)

    In November, TELUS launched its innovative IP-One telephony service, the first carrier-grade hosted and managed Internet Protocol (IP) telephony service in Canada, to business customers in Ontario and Quebec.
    TELUS IP-One utilizes TELUS' Next Generation Network (NGN) rather than the telephone network to route calls and data, providing business customers with a full suite of IP-based advanced application services and the ability to integrate voice-mail, e-mail, data and images via a highly intuitive online Web portal. This flexibility, combined with the added benefits of advanced application services makes TELUS IP-One a compelling alternative to traditional customer telephony equipment.
    TELUS customers from a wide variety of industries are already reaping the benefits of this compelling, carrier-class hosted IP telephony solution, including customers such as Borland Software Corporation, Richter, Usher & Vineberg, Berlex Canada Inc. and Belron Canada Inc.

    TELUS becomes first Canadian ISP to offer legal digital music download service

    In December, TELUS announced it has become Canada's first Internet Service Provider (ISP) to offer a legal music download service called Puretracks from TELUS. TELUS has launched this new service through a partnership with Moontaxi Media Inc., a leading North American online music distributor dedicated to delivering high quality music content in both streaming and download formats.
    Puretracks from TELUS has built an extensive music catalogue with over 175,000 titles and will continually add new releases and backdated content. Normally each song costs $0.99 and entire albums cost only $9.99. TELUS is committed to introducing a wide selection of value-added entertainment services to our broadband customers.

    TELUS Spam Control now included at no additional charge for all TELUS Internet subscribers

    A new service called TELUS Spam Control is now provided at no additional cost to Internet customers. This service is being offered in response to increasing customer concerns over the growing amount of e-mail spam and its irritating and often offensive nature. Spam Control shields customers from this annoyance, helps protect them from viruses distributed through junk e-mail and improves customers' overall Internet experience.
    TELUS is currently the only Internet service provider in British Columbia and Alberta to offer customized Spam Control to its customers. The Spam Control filter is highly accurate, with only one out of one million messages expected to be falsely identified.
    TELUS Spam Control is the newest value-added service offered to TELUS Internet customers. Last August, TELUS began offering anti-virus protection to its high-speed Internet customers at no additional cost.

    TELUS Mobility clicks with picture messaging, exclusive camera phones

    TELUS Mobility's unique picture messaging service, which allows clients to easily snap, send and save photos with the company's exclusive lineup of camera phones, was a hit with consumer and business clients right across Canada in the fourth quarter. Clients have sent more than 400,000 multimedia messages to colleagues, friends and family across Canada and around the globe.
    TELUS Mobility's picture messaging service allows clients to send their photos and attached voice and text messages instantly to any e-mail address in the world, to other camera phones or, using an embedded Internet link, to any wireless phone in North America equipped with text messaging capability for 25 cents per photo. The service also allows clients to send their pictures directly from their photo albums to more than 2,000 photo finishing retail locations across Canada. In December, Wal-Mart Canada announced that TELUS Mobility clients could send their camera phone snapshots to any of Wal-Mart's 211 locations across Canada for printing on more than 20 different kinds of photo-embossed specialty products, including t-shirts, mugs and holiday ornaments.
    TELUS Mobility offers three exclusive camera phones: the LG 5450 and the Audiovox 8900 - both fully featured tri-mode phones with built-in 300k pixel digital cameras and large, high-definition colour displays - and the Samsung i700, Canada's first fully integrated Windows-based PDA camera phone.

    Pigs do fly: TELUS Mobility ads help lead TELUS to top spot in national awareness

    TELUS Mobility's unique picture messaging service and exclusive camera phones were promoted in a national holiday advertising campaign featuring Lucie and Sparky, two miniature pot-bellied pigs in a humourous series of television, print and outdoor ads across Canada.
    The campaign helped TELUS to be ranked number one in advertising awareness across Canada according to a poll by Leger Marketing, a respected Montreal-based marketing analysis firm. The campaign and ranking were also a top story in the January issue of prestigious trade magazine Marketing. The campaign led to a flood of requests for TELUS Mobility posters and other marketing collateral and multiple newspaper and television stories about the pigs, and saw approximately 8,000 plush toy pigs sold at TELUS Mobility's flagship retail stores, with proceeds going to local charities.

    New youth-oriented wireless phones, Java games

    In December, TELUS Mobility announced an exclusive new wireless phone with a full-colour screen aimed at youth and other cost-conscious consumers, as well as downloadable arcade-style mobile games that clients can try, rent or own.
    With an edgy, angular design that appeals to youth, the Kyocera Blade is an affordable ($129.99, or as little as $24.99 on a three-year contract) wireless phone that features CDMA2000 1X technology for fast Internet access and game downloads and a brilliant 4,000-colour display suited for games and screensavers. It also features polyphonic ring tones, a carabiner-like sport clip, integrated flashlight and voice-activated dialing.
    TELUS Mobility's new line of downloadable multimedia, arcade-style mobile games with full sound and enhanced colour graphics allow clients the unique option of trying, renting or buying a wide variety of cool wireless games. The Try It service allows clients to try games twice, Rent It allows them up to 30 days usage, and Buy It lets them purchase their games outright. New high-quality wireless games are being added weekly to the TELUS Mobility downloads Web site, which already hosts thousands of games, ringtones, screensavers and other images.

    TELUS Mobility alliance with Tatara Systems for Wi-Fi,
    1X interoperability

    In December, TELUS Mobility partnered with Tatara Systems to provide components for Wi-Fi roaming and 1X interoperability. The alliance will allow TELUS Mobility to maximize the end user value of its wireless data services by enabling Wi-Fi roaming and by integrating Wi-Fi and 1X WAN services into a single end-user offering. The Tatara Wi-Fi Service Delivery Platform allows carriers to maintain control of their client relationships and extend them advanced services, while allowing for increased interoperability capability among wireless carriers. In August 2003, Canada's national wireless carriers, including TELUS Mobility, announced an agreement to establish common standards for roaming and interoperability among their public Wi-Fi hotspots and from their next generation wireless networks, such as 1X, to those hotspots.

    TELUS Mobility selects Alcatel for national backbone infrastructure

    In December, TELUS Mobility partnered with Alcatel Canada to build a cross-country microwave-based communications backbone, which will allow TELUS Mobility to reduce its operational expenses, increase backbone capacity and reduce its reliance on third-party fibre and other backhaul infrastructure. Capable of rapid network rollout, the Alcatel microwave technology allows TELUS Mobility to quickly expand to manage unforeseen capacity requirements.

    TELUS recognized for excellence in investor communications and corporate governance

    For the ninth consecutive year, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS for excellence in corporate reporting and financial disclosure. At the November Corporate Reporting Awards presentation, TELUS won the Communications and Media industry sector award. As the winner, TELUS received high scores across three judging categories: annual reporting, electronic disclosure and corporate governance.
    The CICA judging panel noted, "Overall TELUS has an outstanding report packed with performance measures, targets, discussion on how TELUS delivered against these targets, industry and market challenges and TELUS' commitment to full and fair financial disclosure and best practices in corporate governance."
    The award continues a long history of disclosure excellence at TELUS, with nine consecutive years of recognition at these annual report awards.
    Investors are encouraged to visit a new section on the TELUS investor
Web site launched in January 2004. It centralizes in one place key information on TELUS' corporate governance practices. Please visit telus.com/governance.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of (fifteen) cents ($0.15) per share on outstanding Common and Non-Voting Shares payable on April 1, 2004 to shareholders of record on the close of business on March 11, 2004.



    Forward-Looking Statements
    ==========================================================================

    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; amount and variability of stock-based compensation expense; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; development and introduction of new products and services; supplier/vendor reliability and viability; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; completion of preferred and preference share redemptions; financial condition and credit risk of customers affecting collectibility of receivables; legal and regulatory compliance of employees and key stakeholders; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation and arbitration efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns; man-made and natural disasters; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and twelve-month periods ended December 31, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). TELUS' most significant accounting policies are discussed in the annual financial statements of TELUS. These policies and disclosures are important to the understanding of the following discussion. The following should also be read together with the annual consolidated financial statements of TELUS. The annual consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from U.S. GAAP.

    Management's discussion and analysis is comprised of the following:

    1.  Vision, Core Business, Strategy
    2.  Key Performance Drivers
    3.  Capability to Deliver Results
    4.  Results
    5.  Risks and Uncertainties

    1.  Vision, Core Business and Strategy

    TELUS continued to be guided by its six strategic imperatives that were established in 2000 and are detailed in the 2002 TELUS Annual Report.

    2.  Key Performance Drivers

    TELUS established the following objectives for 2003 that were key to successful execution of the Company's strategic plan.

    Continuing to deliver on our efficiency improvement objectives

    TELUS achieved or exceeded all of the objectives of the Operational Efficiency Program as summarized in the table below.

Operational improvement objectives

                                Actual results      Target(1)     Remaining
------------------------------------------------------------------------------
                            2003 Q4  Cumulative(2)  Cumulative(2)  Anticipated
------------------------------------------------------------------------------
    Customer contact
     centres closed
     or consolidated            5            44             43     2 in 2005
    Communications
     segment phone
     store closures             -            33             33             -
    Net staff reductions      700         7,500          7,300    50 in 2004
    Savings ($ millions)       25           454            450    Approx. 96
    -------------------------------------------------------------------------

    (1) as disclosed in management's discussion and analysis in the 2002 TELUS Annual Report.
    (2) Cumulative refers to the duration of the Operational Efficiency Program, 2001 through 2003.

    Improving customer service

    TELUS Mobility continued to provide superior customer service in 2003 as evidenced by its very low level of customer disconnects called "churn" - an average of only 1.5% per month in 2003. This was accomplished through the reliability of the two digital networks, the expanded coverage of the networks and excellent customer care provided from regional centres across Canada.

    Service improvements introduced by TELUS' Communications segment during 2003 included:

    - Launch and roll-out of an interactive voice recognition tool that directs callers to the appropriate destination for four contact centre areas (high-speed Internet, Customer Care, Business Billing and Credit). The number of misdirected calls has been reduced substantially and productivity and quality of service measures have improved;
    - Integration of the Internet support and online billing information Web site, TELUS.net, with the Company's portal myTELUS.com, provided a more seamless customer experience. This single integrated Web site provides customers with 24 hours per day, 7 days per week access to support, information and self-serve tools. The benefits to TELUS of this site include more efficient Web management and customer support data analysis.

    Service levels in most areas have improved in 2003 as compared with 2002, with most retail Canadian Radio-telephone and Telecommunications Commission
(CRTC) quality of service measures meeting or exceeding targets at December 31, 2003.
    TELUS Communications segment's quality of service became taxed commencing in July of 2003 as a result of a significant number of concurrent factors including fires, windstorms, floods, computer viruses, heavy seasonal call volumes, delays in the process of hiring and training contact centre staff to replace team members who accepted voluntary departure incentives, and performance and stability problems with a new trouble management system. The result was short-term service issues and the creation of a backlog of troubles, which were reflected in four indicators monitored by the CRTC namely: "Access to Repair Bureau", "Out-of-Service Cleared in 24 Hours", "Repair Appointments Met", and "Access to the Business Office".
    By the end of December 2003, TELUS was performing well above the CRTC standards for two of these service areas - "Access to Repair Bureau" and "Access to the Business Office" results. Efforts to clear the backlog trouble reports accumulated through the Fall depressed December service results for "Out-of-Service Cleared in 24 Hours" and "Repair Appointments Met". By late December and in January 2004, results to standard were being demonstrated in the urban areas of British Columbia, and throughout Alberta. TELUS remains focused on sustaining the improvements made to date and to raise performance in rural British Columbia above service standard. TELUS Call Centres, including Operator Services, are now outperforming CRTC standards and historical levels of service.

    Enhancing our leadership position in the North American wireless industry

    - TELUS Mobility continued to build on its strong performance from the first three quarters of 2003. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs increased by an industry-leading 47.7% and 52.5% for the fourth quarter and full year, respectively, when compared with the same periods a year ago. As a result of continued EBITDA growth and reduced capital expenditures, Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) of $57.6 million for the fourth quarter as compared to $3.4 million last year. Cash flow for 2003 was a record $455.5 million or 20.9% of Network revenue and significantly higher than $75.1 million in 2002.

    - TELUS Mobility continues to lead the Canadian industry with average revenue per subscriber unit per month (ARPU) of $59 and $57 for the fourth quarter and full year, respectively, while maintaining a low churn rate of 1.6% and 1.5% for the same respective periods.

    Strengthen our financial position, based on improved operating performance

    - The Company reduced Net debt and continued to improve its financial ratios in the fourth quarter and year ended December 31, 2003. The Net debt to EBITDA ratio decreased from 3.3:1 at the end of 2002 to reach the original 2003 year-end target of 3.0:1 by June 30, 2003, and was further reduced to 2.6:1 at December 31, 2003.

    - During the fourth quarter of 2003, Moody's placed the long-term credit rating of TELUS Corporation under review for possible upgrade, and Dominion Bond Rating Service (DBRS) increased the long-term and preferred ratings for TELUS Communications Inc. to BBB(high) and Pfd-3(high), respectively, with stable trends. DBRS also confirmed the long-term ratings for TELUS Corporation and TELUS Communications (Quebec) Inc. with stable trends. Collectively, the debt rating agencies have improved their outlooks or trend for TELUS debt to one 'positive' and three 'stable' assessments from four 'negative' assessments at the beginning of the year. In the bond markets, prices on TELUS Corporation notes have appreciated by approximately 14%, while interest rate spreads over the relevant benchmark government bonds have narrowed over the last year by 72% on average.

    Improving the operating and economic fundamentals of TELUS' business expansion into Ontario and Quebec.

    Communications segment Non-ILEC EBITDA excluding Restructuring and workforce reduction costs improved to losses of $2.1 million and $28.7 million, respectively, for the fourth quarter and full year of 2003, exceeding the annual target of a loss of $60 million for 2003. This compares favourably with losses of $17.6 million and $107.1 million, respectively, for the same periods in 2002. Operating performance improved as a result of cost containment efforts and increasing services provided on TELUS facilities ("on-net").

    Achieving a settlement with our unionized employees

    In 2000, TELUS commenced collective bargaining with Telecommunication Workers Union (TWU) for a new collective agreement replacing four legacy agreements from BC TELECOM and Alberta-based TELUS. During 2003, the Company participated in an extended conciliation process that was completed on January 12, 2004 without an agreement being reached. The parties then entered a 21 day cooling off period until February 2, 2004 at which time on 72 hours notice a legal work stoppage could have occurred.
    From January 5 to 26, 2004, the TWU conducted a second strike vote among its members. On January 15, 2004, the federal Department of Labour appointed the two conciliators as mediators to continue to work with TELUS and the TWU towards a possible resolution. On January 19, 2004, TELUS tabled a final offer to the TWU at a meeting with the mediators. On January 28, 2004, the Canadian Industrial Relations Board, in response to an unfair labour practice complaint from the TWU, ordered TELUS Communications to offer binding arbitration to the TWU as an option to reach a collective agreement. On January 29, 2004, the Company, given the arbitration offer, withdrew its final offer and on the same day the TWU announced that they had 86% support from those voting for a strike mandate. However, on January 30, 2004 the TWU announced that they had accepted the offer of binding arbitration in order to reach a new collective agreement.

    Binding arbitration has the following advantages for the parties:

    -  A collective agreement should be in place during 2004;
    - When issues cannot be agreed to by the negotiating parties, the arbitrator(s) will usually make a determination based on terms of reference, and typically include the business circumstances of the company and the industry; and
    -  Labour disruption is avoided.

    The Company, TWU and mediators are now engaged in selecting the arbitrator(s), determining the process to be used, setting the terms of reference to be used in arbitration and timelines.

    3.  Capability to Deliver Results

    Regulatory updates

    Telecom Decision 2004-4 - Call-Net Part VII Application - Promotion of local residential competition

    On January 27, 2004, the CRTC issued its decision on a major application made by Call-Net in May 2003 to obtain improved terms and conditions for local residential competition. The Commission denied the majority of Call-Net's application including the request for new service standards and significantly reduced rates for local loops and loop-related services. The CRTC did grant the request for an extension to 12 months from three months for the "no-contact" restriction under residential winback rules, and directed ILECs not to require field visits for competitive local exchange carrier customers, except when required. This decision was positive for TELUS in both ILEC and non-ILEC territories, as it reinforces the facilities-based competition policy, does not require bill-inserts of competitors to be included in TELUS' residential bills, and does not prevent TELUS from running general marketing campaigns aimed at the public. TELUS believes that the 1-year prohibition on residential winback activity is an unnecessary constraint that should be phased out as competition evolves.

    Telecom Decision 2003-84 - Final 2003 revenue-percent charge and related matters

    On December 19, 2003, the CRTC finalized the revenue-based contribution charge for 2003 at 1.1% (previously 1.3% on an interim basis) and finalized the 2003 subsidy per residential network access service in high cost areas. The decision also set the revenue-based contribution charge at 1.1% on an interim basis for 2004 and approved the revised 2003 subsidy requirements for TELUS Communications (Quebec) Inc. on an interim basis. The change in contribution rate reduced TELUS' consolidated operations expense by approximately $10 million based on 2003 contribution eligible revenues.

    Telecom Decision 2003-78 - Modifications to the Procedures for Telecom Public Notice 2003-8 - Review of Price Floor Safeguards for Retail Tariffed Services and Related Issues

    On November 20, 2003, the CRTC modified the procedures originally set out in Public Notice 2003-8, determining that the proposed interim rules should not go into effect and that the Commission will hold a full proceeding to consider possible changes to floor price rules. These interim rules would have had the effect of increasing the floor price that TELUS is subject to when pricing new tariffed (non-forborne) services and when offering new bundles of services that include at least one tariffed service. Full evidence was required to be filed by January 30, 2004 with a full proceeding to follow and a decision likely before the end of 2004. TELUS intends to fully participate in these public proceedings and present its perspective on the issues addressed.

    Telecom Decision 2003-49 - CRTC directs incumbent telephone companies to offer high-speed Internet services to competitors' residential telephone customers

    On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services, upon request, to residential customers receiving primary local telephone service from competitors. Previously, the provision of high-speed service was directly linked to the local telephone line. TELUS has determined a plan to reconfigure numerous automated systems and processes to effect this decision for estimated capital and operating costs of up to $10 million. In January 2004, TELUS filed a detailed implementation schedule for process testing and exchange-by-exchange roll-out of stand-alone high speed service to customers of competitors. The Company believes that providing high-speed Internet service to customers of wireline competitors could have a small impact on TELUS Internet subscriber growth.

    4.  Results

    Accounting Policy Developments

    Guarantees

    Commencing with the Company's 2003 fiscal year, the new guidelines of the Canadian Institute of Chartered Accountants (CICA) for the disclosure of guarantees (CICA Accounting Guideline AcG-14) apply to the Company. The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

    Asset Retirement Obligations

    During the Company's 2003 fiscal year, the Company early adopted the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section 3110). The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. All amounts arising from the application of this accounting policy were not significant.

    Employee Future Benefits

    During the fourth quarter of 2003, the Company adopted the recommendations of the CICA dealing with incremental disclosure related to employee benefit plans (CICA Handbook Section 3461).

    Share-Based Compensation

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) will apply to the Company. The amendments will result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), which will be implemented effective January 1, 2004.

    Hedging Relationships

    Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships (CICA Accounting Guideline AcG-13) apply to the Company. The Company's existing hedge accounting policy is compliant with the new Guideline.

    Financial Impact of Price Cap Decisions

    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs (Incumbent Local Exchange Carriers), or Telecom Decision 2002-34 and Telecom Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. (TCI) and beginning August 2002 for TELUS Communications (Quebec) Inc. (TCQI). In an effort to foster competition for residential basic service in non-high cost service areas (non-HCSAs), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions. The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The Company has adopted the liability method of accounting for the deferral account. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues.
    On March 18, 2003, the CRTC issued Telecom Decision 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory Framework for the Second Price Cap Period. Also on March 18, 2003, the CRTC released Telecom Decision 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. On August 27, 2003, the CRTC released Telecom Order 2003-352 - 2003 Annual Price Cap Filing. This order approved all of TCI's tariff applications, for implementation on a prospective basis, to meet its 2003 price cap commitments.
    On August 22, 2003, the CRTC issued Telecom Decision 2003-56, which finalized for TCQI the assignment of tariffed services to the service baskets established in Decision 2002-43. The assignment was made in a manner very similar with the assignments for large ILECs in Decision 2003-11. Also on August 22, 2003, the CRTC issued Telecom Decision 2003-57 which approved, with changes, applications filed by TCQI for rate changes and directed TCQI to file further rate changes to meet its 2002 price cap commitment. All other TCQI rates were approved on a final basis.
    The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $19.5 million and $78.2 million, respectively, for the fourth quarter and year ended December 31, 2003, when compared with the same periods in 2002. In addition, the Communications segment EBITDA excluding restructuring decreased by $20.8 million and $78.5 million, respectively, for the fourth quarter and year ended December 31, 2003, when compared to the same periods one year earlier.



Performance to 2003 Targets and Guidance

                         2003         Original    Met (y)   Final      Met (y)
                       Results        Targets             Guidance
                                     For 2003             For 2003
                                   (2002 Annual   Not                  Not
                                      Report)     met (x)              met (x)

    ==========================================================================
    Consolidated

      Revenues      $7.15 billion    $7.2 to               $7.1 to
                                   $7.3 billion   (x)   $7.2 billion    (y)
    -------------------------------------------------------------------------
      EBITDA
       excluding
       restruc-     $2.84 billion    $2.7 to                $2.8 to
       turing(1)                   $2.8 billion   (y)   $2.85 billion   (y)
    -------------------------------------------------------------------------
      EBITDA(2)    $2.816 billion       -          -      $2.775 to
                                                       $2.825 billion   (y)
    -------------------------------------------------------------------------
      Earnings per
       share
       - basic        92 cents   35 to 55 cents   (y)  85 to 95 cents   (y)
    -------------------------------------------------------------------------
      Capital
       expend-     $1.253 billion    Approx.               Approx.
       itures                     $1.5 billion    (y)   $1.25 billion   (y)
    -------------------------------------------------------------------------
      Free cash
       flow (2003   $961 million    $500 to                $915 to
       method)(3)                 $600 million    (y)   $965 million    (y)

    -------------------------------------------------------------------------
      Free cash
       flow after
       restructuring
       payments
       (2004
       method)(4)  $845 million        -           -          -          -
    -------------------------------------------------------------------------
      Net debt to
       EBITDA(5)     2.6 times      3.0 times     (y) 2.7 times or less (y)
    ==========================================================================
    Communications
     Segment

      Revenue       $4.79 billion    $5.0 to               $4.8 to
       (external)                 $5.05 billion   (x)   $4.85 billion   (x)
    -------------------------------------------------------------------------
        Non-ILEC   $555.4 million  $575 million   (+)(6)    Approx.
         revenue                                        $555 million    (y)
    -------------------------------------------------------------------------
      EBITDA
       excluding
       restruct-   $2.029 billion   $2.075 to             $2.025 to
       uring(1)                   $2.15 billion   (x)   $2.05 billion   (y)
    -------------------------------------------------------------------------
      EBITDA(2)    $2.000 billion       -          -      $2.0 to
                                                       $2.025 billion   (y)
    -------------------------------------------------------------------------
        Non-ILEC  $(28.7) million    Approx.               Approx.
         EBITDA                   $(60) million   (y)   $(30) million   (y)

    -------------------------------------------------------------------------
      Capital
       expend-     $893 million      Approx.               Approx.
       itures                     $1.05 billion   (y)   $875 million    (x)

    -------------------------------------------------------------------------
      High-speed
       Internet
       net                           150,000
       additions      151,500      to 175,000     (y)  Approx. 150,000  (y)
    ==========================================================================
        Mobility Segment

      Revenue       $2.36 billion     $2.2 to              $2.3 to
       (external)                 $2.25 billion   (y)   $2.35 billion   (y)
    -------------------------------------------------------------------------
      EBITDA        $815 million      $625 to              $775 to
                                  $650 million    (y)   $800 million    (y)
    -------------------------------------------------------------------------
      Capital
       expend-      $360 million      Approx.               Approx.
       itures                     $450 million    (y)   $375 million    (y)

    -------------------------------------------------------------------------
      Wireless
       subscriber
       net                         400,000 to
       additions      431,100       450,000       (y)  Approx. 400,000  (y)
    ==========================================================================

    (1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) excluding Restructuring and workforce reduction costs. In 2003, the targets were set and actual results were measured based upon this definition of EBITDA.
    (2) The EBITDA target for 2004 includes estimated Restructuring and workforce reduction costs of $30 million, while the 2003 EBITDA on the same basis included $28.3 million of Restructuring and workforce reduction costs. The definition of EBITDA was amended for 2004 to reflect a change in how the Company measures operating performance. EBITDA in 2004 is calculated as Operating revenues less Operations expense less Restructuring and workforce reduction costs. The 2004 target also reflects adoption of CICA Handbook Section 3870 for Stock-based compensation and other stock-based payments, which is expected to be approximately $45 million in 2004.
    (3) Defined as EBITDA excluding restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and cash dividends, plus cash interest received. The method for 2003 excludes Restructuring and workforce reduction costs and payments.
    (4) Defined as EBITDA excluding restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and restructuring payments, plus cash interest received and excess stock compensation expense over stock compensation payments. The definition for 2004 excludes dividend payments.
    (5) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Revised to approximately $555 million for the divestiture of application development assets.
    -------------------------------------------------------------------------

    TELUS exceeded or met all of its original targets and final guidance for Mobility and exceeded or met all of the original targets and final guidance for consolidated results, except for the original target for consolidated revenue, which was negatively impacted by performance of the Communications segment. The Communications segment exceeded or met its original targets for Non-ILEC EBITDA, capital expenditures and high-speed Internet subscriber net additions, however, the original targets for Non-ILEC and segment revenue and segment EBITDA were not achieved. Communications segment results also did not achieve final guidance for segment revenues and slightly exceeded final guidance for capital expenditures, while meeting all other final guidance targets. See the Operational Review for discussion of fourth quarter and annual 2003 results, as compared with the same periods in 2002.

Results of Operations

    Highlights
    Quarter ended December 31       2003        2002      Change         %
    -------------------------------------------------------------------------
    ($ in millions except
     per share amounts)

    Operating revenues           1,825.6     1,794.4        31.2         1.7

    EBITDA excluding
     restructuring(1)              699.0       645.2        53.8         8.3

    Restructuring and
     workforce reduction costs      16.2       241.0      (224.8)      (93.2)

    EBITDA(2)                      682.8       404.2       278.6        68.9

    Net income (loss)               49.6      (139.2)      188.8           -

    Earnings (loss) per
     share (EPS), basic       $     0.13  $    (0.41)  $    0.54           -

    Cash dividends per share  $     0.15  $     0.15           -           -

    Capital expenditures           435.4       416.2        19.2         4.6

    Cash provided by
     operating activities          414.9       359.9        55.0        15.3
    Free cash flow(3)               83.8       (80.3)      164.1           -
    Free cash flow after
     restructuring payments(4)      71.5      (180.8)      252.3           -



    Year ended December 31          2003        2002      Change         %
    -------------------------------------------------------------------------
    ($ in millions except
     per share amounts)

    Operating revenues           7,146.0     7,006.7       139.3         2.0

    EBITDA excluding
     restructuring(1)            2,844.1     2,518.6       325.5        12.9

    Restructuring and
     workforce reduction costs      28.3       569.9      (541.6)      (95.0)

    EBITDA(2)                    2,815.8     1,948.7       867.1        44.5

    Net income (loss)              331.5      (229.0)      560.5           -

    Earnings (loss) per
     share (EPS), basic       $     0.92  $    (0.75) $     1.67           -

    Cash dividends per share  $     0.60  $     0.60           -           -

    Capital expenditures         1,252.7     1,697.9      (445.2)      (26.2)

    Cash provided by
     operating activities        2,144.0     1,741.0       403.0        23.1
    Free cash flow(3)              960.6        (1.4)      962.0           -
    Free cash flow after
     restructuring payments(4)     844.9      (139.6)      984.5           -
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs is calculated as:

        ($ in millions)          Q4 2003     Q4 2002      2003        2002
                                ---------   ---------   ---------   ---------
        Operating revenues       1,825.6     1,794.4     7,146.0     7,006.7
        Less Operations
         expense                 1,126.6     1,149.2     4,301.9     4,488.1
                                ---------   ---------   ---------   ---------
        EBITDA excluding
         Restructuring and
         workforce reduction
         costs                     699.0       645.2     2,844.1     2,518.6

        The Company has issued guidance on and reports EBITDA excluding Restructuring and workforce reduction costs because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Targets for 2004 have been set based upon EBITDA including Restructuring and workforce reduction costs. The definition of EBITDA was amended for 2004 to reflect a change in how the Company measures operating performance as restructuring costs are anticipated to occur for the foreseeable future. See table above for the calculation. The 2004 target also reflects adoption of CICA Handbook Section 3870 for Stock-based compensation and other stock-based payments on a prospective basis, which is expected to be approximately $45 million in 2004.

    (3) Free cash flow excludes Restructuring and workforce reduction costs and payments, certain working capital changes, and other sources and uses of cash, which are disclosed in the Consolidated Statements of Cash Flows. Free cash flow is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Consolidated Statements of Cash Flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables and receivables) and after funding capital expenditures and dividends. This measure is useful to reflect ongoing cash flows as restructuring and workforce reduction costs and payments can change dramatically and are not indicative of on-going cash flow levels. The following reconciles Free cash flow with Cash provided by operating activities:

        ($ in millions)          Q4 2003     Q4 2002      2003        2002
                                ---------   ---------   ---------   ---------
        Cash provided by
         operating activities      414.9       359.9     2,144.0     1,741.0
        Less Net employee
         defined benefit plans
         expense (credits)          13.5         2.0        53.0        (9.8)
        Less Employer
         contributions to
         employee defined
         benefit plans             (29.9)      (39.1)      (99.8)      (75.3)
        Less Non-cash working
         capital changes,
         except change in
         taxes and interest        (82.9)      159.9        49.2       279.4
        Less Other, net
         operating activities        7.3         1.7        44.0       (11.6)
                                      ---        ---        ----       ------
                                   506.9       235.4     2,097.6     1,558.3
        Capital expenditures      (435.4)     (416.2)   (1,252.7)   (1,697.9)
        Free cash flow after
         restructuring payments     71.5      (180.8)      844.9      (139.6)
        Add back Restructuring
         and workforce reduction
         cash payments              54.1       139.8       287.7       273.8
        Dividends                  (41.8)      (39.3)     (172.0)     (135.6)
                                   ------      ------     -------     -------
        Free cash flow              83.8       (80.3)      960.6        (1.4)


        Free cash flow and free cash flow after restructuring payments are calculated below. The measures for 2002 have been restated on a consistent basis to include interest received primarily for the settlement of tax matters.

        ($ in millions)          Q4 2003     Q4 2002      2003        2002
                                ---------   ---------   ---------   ---------
        EBITDA excluding
         restructuring             699.0       645.2     2,844.1     2,518.6
        Cash interest paid        (295.0)     (282.9)     (657.5)     (675.8)
        Cash interest received      26.6        24.1        41.6        24.5
        Income taxes received      130.4        42.6       165.5        18.6
        Capital expenditures      (435.4)     (416.2)   (1,252.7)   (1,697.9)
        Dividends                  (41.8)      (39.3)     (172.0)     (135.6)
        Investment tax credits
         received (included in
         both EBITDA and cash
         income taxes (recovery))      -       (53.8)       (8.4)      (53.8)
                                      ---      ------       -----      ------
        Free cash flow              83.8       (80.3)      960.6        (1.4)
        Restructuring and
         workforce reduction
         cash payments             (54.1)     (139.8)     (287.7)     (273.8)
        Add back Dividends          41.8        39.3       172.0       135.6
                                    ----        ----       -----       -----
        Free cash flow after
         restructuring payments(4)  71.5      (180.8)      844.9      (139.6)

    (4) Targets for 2004 have been set based upon free cash flow after restructuring payments and before dividend payments. The definition of Free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance as restructuring payments are anticipated to occur for the foreseeable future and the level of dividend payments is set after consideration of cash flows before dividends are paid out.
    -------------------------------------------------------------------------

    Significant changes included in the fourth quarter 2003 financial results, when compared with the fourth quarter of 2002, were:

    - Communications segment external revenues decreased by $61.8 million or 5.0%. Normalized for incremental year-over-year $19.5 million negative regulatory price cap decision impacts, revenues decreased by $42.3 million or 3.3%, primarily as a result of lower voice equipment sales, lower long distance revenues from reduced long distance minutes and prices, and approximately $7 million reduced application development revenues due to the disposal of certain assets in 2003;

    - Communications segment EBITDA excluding restructuring decreased by $7.6 million or 1.5%, as the decrease in revenues was only partially offset by a $53.9 million decrease in operations expense. Normalized for significant non-recurring investment tax credits received in the fourth quarter of 2002, and price cap impacts, operations expense decreased by $65.7 million or 8.8%, and EBITDA excluding restructuring increased by $4.2 million. The decrease in operations expense was primarily a result of Operational Efficiency Program savings partially offset by increased pension and other expenses;

    - Communications segment high-speed Internet net additions of 45,500 exceeded net additions of 43,200 in the same period in 2002;

    - Mobility Network revenue continued its strong growth, increasing $97.3 million or 19.8%. TELUS Mobility's Canadian industry-leading ARPU increased $3 to $59;

    - Mobility COA improved to $452 from $478 in fourth quarter of 2002. This is notable given that year over year subscriber growth was 26.7%;

    - Mobility EBITDA excluding restructuring increased $61.4 million or 47.7% as a result of strong ARPU and subscriber growth combined with a reduction in the churn rate, cost containment efforts, and enhanced economies of scale;

    - Mobility EBITDA margin (excluding restructuring) expanded by 6 percentage points to 32.3% of Network revenue (29.4% of total revenue);

    - Mobility cash flow (EBITDA excluding restructuring less capital expenditures) increased significantly to $57.6 million from $3.4 million for the same period last year;

    - Mobility net subscriber additions for the fourth quarter were 166,000, an increase of 26.7% continuing the positive trend experienced since the second quarter of 2003. Notably, higher revenue-generating net postpaid subscriber additions increased by 47.4% over the fourth quarter of 2002. Net postpaid additions represented 72.5% of total net additions as compared to 62.4% for the same period last year;

    - Mobility blended postpaid and prepaid churn improved to 1.6% per month, down from 1.7% per month a year ago, a major achievement considering significant competitive promotions including the re-emergence of a fourth wireless competitor;

    - Consolidated interest expense on long-term and short-term debt decreased by $9.2 million as a result of lower debt balances, more than offset by $18.2 million of lower interest income. Interest income of $19.6 million was recorded in the fourth quarter of 2002 primarily for the settlement of tax matters;

    - Consolidated Cash provided by operating activities, including the receipt of a cash income tax recovery and related interest of $162 million and semi-annual interest payments of $257 million, increased by $55.0 million to $414.9 million; and

    - Consolidated Free cash flow of $83.8 million and $960.6 million, respectively, for the fourth quarter and full year of 2003, exceeded cash restructuring payments of $54.1 million and $287.7 million, respectively, for the same periods.

    The discussion below for Operating revenues, Operations expense, EBITDA excluding restructuring, Restructuring and workforce reduction costs and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.

Operating revenues - Communications segment

    Quarter ended December 31       2003        2002       Change        %
    -------------------------------------------------------------------------
    ($ in millions)

    Voice local(1)                 513.1       525.6       (12.5)       (2.4)
    Voice contribution              24.6        26.6        (2.0)       (7.5)
    Voice long distance(2)         232.3       243.8       (11.5)       (4.7)
    Data(3)                        341.0       339.9         1.1         0.3
    Other                           71.4       108.3       (36.9)      (34.1)
    -------------------------------------------------------------------------
    External operating revenue   1,182.4     1,244.2       (61.8)       (5.0)

    Intersegment revenue            23.1        22.8         0.3         1.3
    -------------------------------------------------------------------------
    Total operating revenue      1,205.5     1,267.0       (61.5)       (4.9)
    -------------------------------------------------------------------------


    Year ended December 31          2003        2002      Change           %
    -------------------------------------------------------------------------
    ($ in millions)

    Voice local(1)               2,087.5     2,106.5       (19.0)       (0.9)
    Voice contribution              73.2        89.4       (16.2)      (18.1)
    Voice long distance(2)         961.1     1,016.0       (54.9)       (5.4)
    Data(3)                      1,368.1     1,366.6         1.5         0.1
    Other                          296.5       410.8      (114.3)      (27.8)
    -------------------------------------------------------------------------
    External operating revenue   4,786.4     4,989.3      (202.9)       (4.1)

    Intersegment revenue            94.5        95.3        (0.8)       (0.8)
    -------------------------------------------------------------------------
    Total operating revenue      4,880.9     5,084.6      (203.7)       (4.0)
    -------------------------------------------------------------------------

    (1) Voice local - incremental price cap reductions of $16.0 million for the fourth quarter and $48.2 million for the year ended December 31, 2003.
    (2) Voice long distance - incremental price cap changes of positive
        $0.6 million for the fourth quarter and negative $0.6 million for the year ended December 31, 2003.
    (3) Data - incremental price cap reductions of $4.3 million for the fourth quarter and $29.4 million for the year ended December 31, 2003.

    TELUS' Communications segment continued its strategic focus on driving increased profitability by focusing on operational efficiency and cost control in the face of declining revenues.
    Voice local revenue is generated from access to the Company's network, which is provided to customers on a monthly subscription basis, and from the Company's optional and pay-per-use enhanced services. Local access revenue decreased by $14.8 million and $31.5 million, respectively, for the fourth quarter and full year of 2003, when compared with the same periods last year, due to price cap decision impacts and fewer access lines than one year ago - partly offset by growth in Non-ILEC business. Increased local enhanced services revenue of $2.3 million and $12.5 million, respectively, for the fourth quarter and full year, partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $3.5 million or 0.7% and $29.2 million or 1.4%, respectively, for the fourth quarter and full year of 2003 as compared to 2002.
    Consumer network access lines decreased by 13,000 and 36,000, respectively, in the fourth quarter and full year of 2003 as compared with decreases of 4,000 and 32,000, respectively, for the same periods in 2002. Consumer line losses were a result of technological substitution and competitive activity. Business network access lines were unchanged and decreased by 5,000, respectively, in the fourth quarter and full year of 2003 as compared with decreases of 6,000 and 24,000, respectively, for the same periods in 2002. For 2003, business lines decreased primarily as a result of continued migration to more efficient ISDN services, offset by gains in Central and Eastern Canada exceeding competitive losses in Western Canada. The 0.8% decrease in total access lines in 2003 was slightly lower than the 1.1% decrease in 2002.
    Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased for the quarter and year ended December 31, 2003, when compared with the same periods one year ago. The decrease was a result of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the fourth quarter and year ended December 31, 2003, when compared with the same periods last year, primarily as a result of fewer consumer and business minutes and price competition. Consumer revenues decreased as a result of competitive pressures including 'dial-around' services; partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February of 2003. Business revenues decreased as a result of fewer minutes and lower rates. Wholesale settlement revenues were relatively unchanged in the fourth quarter and full year of 2003 as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology ("IT") services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth was relatively flat as increased Internet-related revenues were offset by price cap impacts and lower revenues for data equipment sales and other services. This included a reduction of application development revenues by approximately $7 million and $21 million, respectively, for the fourth quarter and full year of 2003, when compared with the prior year, due to the disposal of certain assets during the second quarter of 2003. Data revenue growth normalized for the disposal of assets and the negative price cap impacts was $12.5 million or 3.7% and $51.8 million or 3.8%, respectively, for the fourth quarter and full year of 2003, as compared to 2002. Internet service revenues increased by $9.7 million and $71.9 million, respectively, for the fourth quarter and full year of 2003 primarily as a result of growth in the Internet subscriber base, partly offset by lower introductory pricing. TELUS high-speed Internet subscriber additions were up 5.3% to 45,500 during the fourth quarter of 2003 due in part to the success of a new introductory offer, as well as strong market demand.
    Other revenue decreased for the fourth quarter and full year 2003, when compared with the same periods in 2002, primarily as a result of lower voice equipment rental and sales, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.
    Total external operating revenue discussed above included Non-ILEC revenues of $137.7 million and $555.4 million, respectively, for the fourth quarter and year ended December 31, 2003, compared with $152.2 million and $527.2 million for the same periods in 2002. Non-ILEC revenue decreased by $14.5 million or 9.5% in the fourth quarter and increased by $28.2 million or 5.3% for the full year, when compared with the same periods in 2002. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $7 million and $21 million, respectively, for the fourth quarter and full year of 2003, when compared with the same periods in 2002. Normalized for such asset disposals, Non-ILEC revenues decreased by approximately
$7.5 million or 5% in the fourth quarter and increased by approximately
$49.2 million or 9% for the full year.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.

Key operating indicators - Communications segment

    (000s for subscribers
     and additions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    As at December 31
    -----------------
    Network access lines,
     end of year                   4,870       4,911         (41)       (0.8)

    Total Internet subscribers(1),
     end of year                   881.4       801.7        79.7         9.9
      Dial-up                      319.8       391.7       (71.9)      (18.4)
      High-speed                   561.6       410.0       151.6        37.0

    Quarter ended December 31
    -------------------------
    Change in Network access lines   (13)        (10)         (3)      (30.0)

    Total Internet subscriber
     net additions                  31.6        18.8        12.8        68.1
      Dial-up                      (13.9)      (24.4)       10.5        43.0
      High-speed                    45.5        43.2         2.3         5.3

    Year ended December 31
    ----------------------
    Change in Network access lines   (41)        (56)         15        26.8

    Total Internet subscriber
     net additions(1)               79.7       131.8       (52.1)      (39.5)
      Dial-up                      (71.9)      (63.4)       (8.5)      (13.4)
      High-speed                   151.6       195.2       (43.6)      (22.3)
    -------------------------------------------------------------------------

    (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.

    Operating revenues - Mobility segment

    Quarter ended December 31       2003        2002      Change        %
    -------------------------------------------------------------------------

    ($ in millions)

    Network revenue                587.8       490.5        97.3        19.8
    Equipment revenue               55.4        59.7        (4.3)       (7.2)
    -------------------------------------------------------------------------
    External operating revenue     643.2       550.2        93.0        16.9

    Intersegment revenue             4.1         4.3        (0.2)       (4.7)
    -------------------------------------------------------------------------
    Total operating revenue        647.3       554.5        92.8        16.7
    -------------------------------------------------------------------------


    Year ended December 31          2003        2002      Change           %
    -------------------------------------------------------------------------
    ($ in millions)

    Network revenue              2,183.7     1,852.7       331.0        17.9
    Equipment revenue              175.9       164.7        11.2         6.8
    -------------------------------------------------------------------------
    External operating revenue   2,359.6     2,017.4       342.2        17.0

    Intersegment revenue            15.7        17.5        (1.8)      (10.3)
    -------------------------------------------------------------------------
    Total operating revenue      2,375.3     2,034.9       340.4        16.7
    -------------------------------------------------------------------------

    TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased significantly for the fourth quarter and full year ended
December 31, 2003 as compared to the same periods in 2002. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 14.3% to approximately 3.4 million subscribers from 3.0 million subscribers one year ago. In addition, ARPU increased to $59 for the fourth quarter and $57 for the full year ended December 31, 2003 as compared to $56 and $55, respectively, for the same periods last year.
    TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and an improved churn rate year over year. The $3 increase in ARPU for the fourth quarter continued to build upon the year over year increases experienced in the first three quarters of 2003. The improved ARPU was a result of increased usage and disciplined pricing changes including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use ("MOU") per subscriber per month were 373 for the fourth quarter of 2003 and 350 for the full year as compared to 302 and 290, respectively, for the same periods in 2002. At December 31, 2003, postpaid subscribers accounted for 82.1% of the total cumulative subscriber base as compared to 83.1% one year earlier and have been stable during the current year. Net postpaid subscriber additions of 120,400 for the fourth quarter of 2003 represented 72.5% of all net additions in the period as compared to 81,700 (62.4%) for the corresponding period one-year ago, representing a significant increase of 47.4%. This was the second sequential quarter of positive net postpaid subscriber growth, reversing the trend experienced since the third quarter of 2002. For the full year of 2003, net postpaid additions represented 74.5% of all net additions as compared to 72.2% in the same period one year earlier. Total net subscriber additions of 166,000 for the fourth quarter increased considerably by 26.7% when compared to the same period last year. This was driven in part by a successful brand campaign that highlighted TELUS' new camera phones and picture messaging service. The campaign helped to establish a market leadership position for TELUS Mobility in the camera phone space.
    Blended postpaid and prepaid churn rate averaged 1.6% per month in the fourth quarter of 2003 as compared to 1.7% for the corresponding period last year and 1.5% for the third quarter of 2003. The increase in churn since the third quarter of 2003 was due to more intensive competitor promotions. Deactivations increased slightly by 6.6% to 157,200 for the fourth quarter 2003 as compared to 147,400 for the same period in 2002, a notable achievement considering a 14.3% increase in the cumulative subscriber base in the face of aggressive competition. The churn rate for the full year improved significantly to 1.5% as compared to 1.8% for the same period last year. Deactivations for the full year of 2003 were 556,100 as compared to 599,100 for the same period last year representing a 7.2% decline. The decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.
    Equipment sales, rental and service revenue in the three-month period ended December 31, 2003, was $55.4 million as compared to $59.7 million for the same period in 2002. Revenue declined in the fourth quarter revenue despite higher gross subscriber additions from 278,400 to 323,200 due to increased promotional and contracting activity and related subsidies. Equipment revenue for the twelve months ended December 31, 2003 increased by $11.2 million or 6.8% to $175.9 million despite a decline in gross subscriber additions from 1,016,900 to 987,200 principally due to product mix and higher handset prices.
    Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.

    Key operating indicators - Mobility segment

    (000s for subscribers
     and additions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    As at December 31
    -----------------
    Subscribers - postpaid       2,811.8     2,490.6       321.2        12.9
    Subscribers - prepaid(1)       612.2       504.9       107.3        21.3
                               ----------  ----------  ----------  ----------
    Subscribers - total          3,424.0     2,995.5       428.5        14.3

    Total POPs(2) covered
     including roaming/resale
     (millions)(3)                  29.9        27.5         2.4         8.7

    Quarter ended December 31
    -------------------------
    Net subscriber additions
     - postpaid                    120.4        81.7        38.7        47.4
    Net subscriber additions
     - prepaid                      45.6        49.3        (3.7)       (7.5)
                               ----------  ----------  ----------  ----------
    Net subscriber additions
     - total                       166.0       131.0        35.0        26.7

    Churn, per month (%)(4a)         1.6         1.7        (0.1)          -
    Acquisition COA(4b) per
     gross subscriber
     add. ($)(4c)                    452         478         (26)       (5.4)
    ARPU ($)(4d)                      59          56           3         5.4

    EBITDA(4e) to network
     revenue (%)                    32.3        26.2         6.1           -
    Retention COA to network
     revenue (%)                     6.4         3.6         2.8           -
    EBITDA(4e) excluding
     Acquisition COA
     ($ millions)(4f)              336.0       261.0        75.0        28.7

    Year ended December 31
    ----------------------
    Net subscriber additions
     - postpaid                    321.2       301.6        19.6         6.5
    Net subscriber additions
     - prepaid(1)                  109.9       116.2        (6.3)       (5.4)
                               ----------  ----------  ----------  ----------
    Net subscriber additions
     - total                       431.1       417.8        13.3         3.2

    Churn, per month(1) (%)          1.5         1.8        (0.3)          -
    Acquisition COA per gross
     subscriber add. ($)(5)          430         425           5         1.2
    ARPU ($)(4d)                      57          55           2         3.6

    EBITDA(4e) to network
     revenue (%)                    37.3        28.9         8.4           -
    Retention COA to network
     revenue (%)                     4.7         3.9         0.8           -
    EBITDA(4e) excluding
     Acquisition COA
     ($ millions)(4f)            1,240.0       944.0       296.0        31.4
    -------------------------------------------------------------------------

    (1) Based on an audit of the prepaid platform in the fourth quarter of 2003, a one-time adjustment was made to the prepaid subscriber base. Cumulative subscribers were reduced by approximately 7,600 in the period. Of the 7,600, net additions as recorded for 2003 reflected a 5,000 adjustment for current year deactivations. Management believes the deactivations related to the prior period are immaterial and therefore net additions have not been restated. Furthermore, 2003 churn was calculated to reflect the 5,000 deactivations in the current year.

    (2) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

    (3) TELUS Mobility has not activated all digital-roaming areas. As at December 31, 2003, TELUS Mobility PCS digital population coverage was
        22.2 million and 29.5 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.

    (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:

           a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month.

           b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising & promotion expenses related to the initial customer acquisition during a given period.

           c. Acquisition COA per gross subscriber addition is Acquisition COA divided by gross subscriber activations during the period.

           d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.

           e. Excluding restructuring

           f. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.

    (5) For the year ended December 31, 2002, Acquisition COA of $425 excluded the effect of the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax (PST) authorities, representing a reversal of a cumulative COA liability.

Operations expense - Communications segment

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31      696.5       750.4       (53.9)       (7.2)
    Year ended December 31       2,852.2     3,100.8      (248.6)       (8.0)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the fourth quarter and year ended December 31, 2003, when compared with the same periods last year, primarily due to the traction of the Operational Efficiency Program as well as lower Non-ILEC expenses and lower equipment costs of sales, partly offset by an increased pension expense in 2003. In addition, expenses for the fourth quarter and full year of 2002 were reduced by significant investment tax credits as a result of a settlement of tax matters. The significant changes in operating expenses for the fourth quarter and year ended
December 31, 2003, when compared with the same periods in 2002, were:

    Operational Efficiency Program and staffing related changes

    Cumulative savings achieved since the inception of the Operational Efficiency Program in 2001 were $454 million and all of the operational efficiency program targets for the end of 2003 were attained or exceeded.

    - Savings in salaries, benefits, employee-related overhead costs, contracting and consulting costs, advertising and promotions expense and other such costs under this program were $25.0 million and $304.0 million, respectively. Net staff departures in 2003 under this program were approximately 700 during the fourth quarter and 1,500 for the full year. Staff levels were also reduced by 143 in the fourth quarter and 200 for the full year from two small divestitures. Partly offsetting these staff reductions were the addition of 161 staff from a newly formed partnership with the Calgary Health Authority (TELUS Sourcing Solutions) and the addition of 215 staff to insource Internet help desk services to a new Montreal call centre. Neither of these two initiatives were anticipated when the Operational Efficiency Program was announced. Consequently, Communications Segment overall staff count decreased by 468 during the fourth quarter and 1,303 for the full year. There were 18,430 full time equivalent employees at the end of 2003, a decrease of 1,238 when compared with 19,668 at the end of 2002;

    - Expenses decreased by $8.1 million as a result of higher labour capitalization in the fourth quarter in 2003, consistent with higher capital expenditures in the same period, when compared with 2002. Conversely, expenses increased by $22.5 million for the full year of 2003 as a result of lower labour capitalization representing lower capital build activities as a result of Operational Efficiency Program savings;

    Significant non-recurring items

    - Expenses for the fourth quarter and year ended December 31, 2002 were lowered by $10.5 million and $50.5 million, respectively, as a result of significant non-recurring investment tax credits, partly offset by $1.3 million of investment tax credits for the full year of 2003. The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction to operations expense;

    Other changes

    - Transit and termination costs decreased by $18.6 million and $34.8 million, respectively, as a result of a significant decrease in the cost per minute on outbound traffic, despite an increase in traffic;

    - Equipment cost of sales decreased by $25.8 million and $71.0 million, respectively, primarily as a result of lower sales of voice and data equipment. This included approximately $15 million for the full year of 2003, of lower high-speed Internet cost of sales as a result of reduced gross additions of high-speed Internet subscribers, lower modem prices, and recognition of certain promotional discounts to customers recorded as an offset against revenues;

    - Bad debt expense decreased by $12.5 million and $14.6 million, respectively, as a result of the effects in 2002 of the unstable global telecom and high technology industries on non-ILEC results, as well as reduced exposure in 2003 arising from improved credit and collections processes;

    - Revenue taxes, which are contributions to the national fund for providing service in high cost rural service areas, decreased by $10.7 million and $12.5 million, respectively. The decrease was primarily a result of the December 19, 2003 CRTC Decision that reduced the 2003 contribution rate from 1.3% to 1.1% of eligible revenues, compared with a 1.3% final rate for 2002;

    - The expense for the Software and Related Technology and Service Agreements with Verizon Communications Inc. ("Verizon"), was unchanged for the fourth quarter and $8.1 million lower for the full year of 2003, primarily because of the appreciation of the Canadian dollar against the U.S. dollar;

    - Pension expense for defined benefit and defined contribution plans increased by $10.6 million and $49.9 million, respectively.

    - Overtime expenses increased by $8.1 million and $11.9 million, respectively, for the fourth quarter and second half of 2003, as compared with the same periods in 2002. These costs were incurred primarily to improve customer service and clear backlogs created by a number of natural disasters, staffing and system conversion issues in the third quarter of 2003;

    - Additional costs for the new partnership with the Calgary Health Authority and establishment of the Montreal call centre were $7.4 million for the fourth quarter and full year of 2003. The partnership with the Calgary Health Authority was established to deliver end-to-end human resources solutions to healthcare and other organizations while the Montreal call centre has been established to insource Internet help desk services from a third party; and

    - Inflation and all other changes increased expenses by $9.3 million and $54.5 million, respectively.

    Included in the total segment expenses discussed above, Non-ILEC operations expenses for the fourth quarter and year ended December 31, 2003 were $139.8 million and $580.0 million, respectively, compared with $169.8 million and $634.5 million, respectively, in the same periods in 2002. This represented decreases of $30 million or 17.7% and $54.5 million or 8.6%, respectively as a result of increasing the proportion of on-net traffic, increased competitive data network access discounts and other operating efficiencies including a lower bad debt expense.

    Operations expense - Mobility segment

    ($ in millions)                 2003        2002      Change           %
    -------------------------------------------------------------------------
    Quarter ended December 31      457.3       425.9        31.4         7.4
    Year ended December 31       1,559.9     1,500.1        59.8         4.0
    -------------------------------------------------------------------------

    Mobility operations expense in the fourth quarter increased by $31.4 million or 7.4% and increased (after normalizing for the $21.0 million favourable PST ruling in 2002) by $38.8 million or 2.6% for the full year, when compared with the same periods in 2002. TELUS Mobility has been able to achieve significant economies of scale as evidenced by growth in subscribers of 14.3% in 2003 and growth in Network revenue of 19.8% and 17.9% in the fourth quarter and full year of 2003, respectively, with only a nominal increase in operating expenses year-over-year.
    Expenses related to equipment sales decreased $1.0 million (0.8%) to $119.5 million in the fourth quarter as compared to $120.5 million for the same period one year earlier. Despite an increase in gross subscriber additions in the fourth quarter from 278,400 to 323,200, the decline in equipment expense was due to improved handset pricing and favourable foreign exchange rates. For the twelve-month period ended December 31, 2003, equipment expenses increased by $7.5 million or 2.0% over the same period last year. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition ("COA"). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for the full year of 2003 decreased $13.5 million or 3.4% as compared with the same period in 2002. This decrease was principally due to a decline in gross subscriber activations and improved handset pricing including favourable exchange rates, offset partially by the introduction of a new suite of products including the camera phone in the fourth quarter and increased retention activity. Gross subscriber activations were 987,200 for the full year of 2003 as compared to 1,016,900 for the same period last year. Handset costs are included in marketing cost of acquisition (COA).
    Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses increased to $96.3 million and $371.0 million for the fourth quarter and full year of 2003, respectively, as compared to $92.0 million and $366.7 million for the same periods last year. This occurred as a result of increases in transmission and site-related expenses to support the increased cell sites, subscriber base, and improved network quality and coverage. These costs were partially offset by a reduction in Industry Canada spectrum licence fees. TELUS Mobility has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates, and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continues to build-out microwave to continue the reduction in the costs going forward. Digital PCS population coverage expanded by 7.3 million (principally due to roaming with Bell - 4.7 million and Aliant - 1.8 million) to 29.5 million during the year.
    Marketing expenses excluding handset subsidies were $109.1 million for the fourth quarter and $297.4 million for the full year ended December 31, 2003 as compared to $85.2 million and $249.4 million for the same periods in 2002. The increases were primarily due to higher advertising expenses and dealer compensation costs associated with the expanded cumulative subscriber base and to increased re-contracting activity. Despite the higher marketing expenses, acquisition COA improved to $452 for the fourth quarter of 2003 as compared to $478 for the same period in 2002, and remained relatively flat for the full year of 2003 at $430 as compared to $425 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The extensive fourth quarter promotional campaign and related spending was very well received as evidenced by subscriber loading in the period, and as a result, per subscriber acquisition costs were favourable. The year over year cost remained relatively flat as Mobility continued to grow profitably. Combined with the improved churn, this indicates COA over the life of the subscriber continued to improve significantly in 2003 as compared to 2002.
    General and Administration ("G&A") expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses increased in the fourth quarter by 3.3% and remained flat for the full year of 2003 despite a subscriber base growth of 14.3% and Network revenue growth of 19.8% in the fourth quarter. G&A expenses were $132.4 million and $512.8 million for the fourth quarter and full year of 2003, respectively, as compared to $128.2 million and $512.8 million for the same periods in 2002. The increase of $4.2 million in the fourth quarter was primarily due to higher payroll expenses. TELUS Mobility increased full-time equivalent employees (FTE's) by 4.4% to 5,387 from 5,161 one year earlier to support the significant growth in the subscriber base and continued expansion of its company owned retail stores. This increase was offset slightly by lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002 and improvement in credit and collections. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month integration period.

    EBITDA excluding restructuring by segment

    Quarter ended December 31       2003        2002      Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment         509.0       516.6        (7.6)       (1.5)
    Mobility segment               190.0       128.6        61.4        47.7
    -------------------------------------------------------------------------
    TELUS Consolidated             699.0       645.2        53.8         8.3
    -------------------------------------------------------------------------

    Year ended December 31          2003        2002      Change           %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment       2,028.7     1,983.8        44.9         2.3
    Mobility segment               815.4       534.8       280.6        52.5
    -------------------------------------------------------------------------
    TELUS Consolidated           2,844.1     2,518.6       325.5        12.9
    -------------------------------------------------------------------------

    EBITDA (excluding restructuring) margin percentage(1) by segment (%)

    Quarter ended December 31       2003        2002      Change
    -------------------------------------------------------------
    ($ in millions)

    Communications segment          42.2        40.8         1.4
    Mobility segment(2)             29.4        23.2         6.2
    TELUS Consolidated              38.3        36.0         2.3
    -------------------------------------------------------------


    Year ended December 31          2003        2002      Change
    -------------------------------------------------------------
    ($ in millions)

    Communications segment          41.6        39.0         2.6
    Mobility segment(2)             34.3        26.3         8.0
    TELUS Consolidated              39.8        35.9         3.9
    -------------------------------------------------------------

    (1) EBITDA excluding restructuring divided by total revenue.
    (2) EBITDA excluding restructuring as a percentage of network revenue was 32.3% and 37.3% for the fourth quarter and full year of 2003, respectively, as compared to 26.2% and 28.9% (27.7% before PST clarification) for the same periods in 2002.

    Communications segment EBITDA excluding restructuring for the fourth quarter and full year of 2002 was increased by significant non-recurring investment tax credits of $10.5 million and $50.5 million, respectively. EBITDA excluding restructuring and the related margin improved in 2003 primarily as a result of:

    -  Operational Efficiency Program savings of $24 million and
       $304 million, respectively;
    - Non-ILEC EBITDA excluding restructuring improvements of $15.5 million and $78.4 million, respectively;
    - Partly offset by negative price cap decision impacts, decreasing long distance and other revenues, and increased pension costs.

    Normalized for the 2002 investment tax credits and the price cap decision impacts, Communications segment EBITDA excluding restructuring increased by $23.7 million or 4.7% and $173.9 million or 9.0%, respectively, for the fourth quarter and full year of 2003 as compared to 2002.
    TELUS Mobility segment EBITDA excluding restructuring and the related margin improvement for the fourth quarter and full year of 2003 is attributable to strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment.
    Strong growth in TELUS Mobility EBITDA excluding restructuring continued in the fourth quarter. Consequently, EBITDA excluding restructuring for the full year of 2003 grew by 52.5% to $815.4 million. When the 2002 $21.0 million favourable PST clarification is excluded, EBITDA excluding restructuring for the full year of 2003 increased by 58.7%. The EBITDA excluding restructuring margin, when calculated as a percentage of network revenue, improved to 32.3% for the fourth quarter and 37.3% for the full year of 2003 as compared to 26.2% and 28.9% (27.7% before the PST clarification), respectively, for the same periods one year earlier.

    Restructuring and workforce reduction costs

    Quarter ended December 31       2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment          16.2       234.5      (218.3)      (93.1)
    Mobility segment                   -         6.5        (6.5)     (100.0)
    -------------------------------------------------------------------------
    TELUS Consolidated              16.2       241.0      (224.8)      (93.3)
    -------------------------------------------------------------------------

    Year ended December 31          2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment          28.3       563.4      (535.1)      (95.0)
    Mobility segment                   -         6.5        (6.5)     (100.0)
    -------------------------------------------------------------------------
    TELUS Consolidated              28.3       569.9      (541.6)      (95.0)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. The Company achieved its target for closing or consolidating 44 Communications segment customer contact centres by the end of 2003. It is currently expected that two additional call centres will be closed or consolidated in 2005. The restructuring charge for the full year of 2003 exceeded by $8.3 million the originally anticipated $20 million, in part for costs associated with approximately 50 remaining departures under the program during the first quarter of 2004. As of December 31, 2003, no future costs remain to be recorded under the Operational Efficiency Program. It is expected that approximately $30 million of restructuring charges will be recorded in 2004, primarily in respect of new efficiency initiatives.
    Net staff reductions under the Operational Efficiency Program in the Communications segment were approximately 6,700 between January 2002 and December 2003. Since the inception of the Operational Efficiency Program in 2001, the Company has reduced its staff count by approximately 7,500, comprised of 5,500 bargaining unit positions and 2,000 management positions. There are an additional 50 staff reductions that will occur under this program during 2004.
    Savings in the Communications Segment since inception of the Operational Efficiency Program have increased to approximately $454 million by the end of 2003. As a result of exceeding targeted staff count reductions, TELUS believes that the previously announced annual recurring savings from this program will be met in 2004.

    Depreciation and amortization

    Quarter ended December 31       2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                   323.4       315.2         8.2         2.6
    Amortization of intangible
     assets                        101.0        94.7         6.3         6.7
    -------------------------------------------------------------------------
                                   424.4       409.9        14.5         3.5
    -------------------------------------------------------------------------
    Year ended December 31          2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                 1,272.9     1,213.7        59.2         4.9
    Amortization of intangible
     assets                        379.9       356.6        23.3         6.5
    -------------------------------------------------------------------------
                                 1,652.8     1,570.3        82.5         5.3
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased in the fourth quarter and year ended December 31, 2003, when compared with the same periods in 2002, primarily as a result of growth in shorter life capital assets, including billing system and customer relationship management software, and data network capital assets. This included a write-off of communications segment customer relationship management software assets of $9.1 million and $25.0 million, respectively, for the fourth quarter and full year of 2003, partially offset by lower amortization for fully amortized software assets.

    Other expense

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31        3.5        24.3       (20.8)      (85.6)
    Year ended December 31          23.3        42.7       (19.4)      (45.4)
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, income or impairments in portfolio investments including 2002 discontinued operations, gains and losses on disposal of property, and charitable donations.

    - Accounts receivable securitization expense was $2.0 million and $13.5 million, respectively, for the fourth quarter and year ended December 31, 2003 - a decrease of $1.8 million and an increase of $3.6 million, respectively, when compared with the same periods in 2002. The decrease in the securitization expense for the quarter was a result of the Company making accounts receivable securitization reduction payments totalling $181 million during the fourth quarter of 2003. The increase for the full year of 2003 was a result of expanding the securitization program in July 2002. While the proceeds from securitization averaged $453 million in 2003, compared with $255 million in 2002, the proceeds at the end of 2003 were $300 million.

    - Losses from portfolio investments of $0.2 million and $11.8 million, respectively, for the fourth quarter and year ended December 31, 2003 were offset by gains from the sale of properties of $1.0 million and $9.2 million, respectively. For the same periods in 2002, losses from portfolio investments and properties were $19.3 million and $27.6 million, respectively.

    - Consistent with the Company's objective of contributing 1% or more of pre-tax income as defined under the Imagine formula, charitable donations expense increased to $2.3 million and $7.4 million, respectively, for the fourth quarter and year ended December 31, 2003, compared with $1.5 million and $6.8 million, respectively, in 2002.

    Financing costs

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31      160.8       150.1        10.7         7.1
    Year ended December 31         628.0       604.1        23.9         4.0
    -------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, gains on debt repurchases, interest income, foreign exchange gains and losses and amortization of debt issue costs.

    - Financing costs for the full year of 2002, were net of an $82.7 million pre-tax gain on debt redemption. The gain in 2002 arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million including commissions and net of cross currency swap unwind proceeds.

    - Interest on long-term and short-term debt was $162.6 million and $671.7 million, respectively, for the quarter and year ended
       December 31, 2003. This represents decreases of $9.2 million and $43.2 million, respectively, when compared with the same periods in 2002, primarily a result of debt repurchases and retirements. TELUS maintains a hedging program using cross-currency swaps, and as a result, long-term financing costs were generally unaffected by the appreciation of the Canadian dollar against the U.S. dollar in 2003. Debt, including long-term debt, current maturities and the deferred hedging liability (asset), was $7,436 million at December 31, 2003 and $8,261 million at December 31, 2002. The average debt outstanding for the fourth quarter and year ended December 31, 2003 was $7,487 million and $7,872 million, respectively, as compared with $8,283 million and $8,699 million, respectively, for the same periods in 2002.

    - Interest income, which has the effect of reducing financing costs, decreased by $18.2 million for the fourth quarter and increased by $17.4 million for the full year of 2003, when compared with the same periods in 2002. Interest income in 2003 and in 2002 was recognized primarily as a result of tax refunds received from the settlement of various tax matters.

    Income taxes (recovery)

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31       43.9       (41.6)       85.5           -
    Year ended December 31         176.9       (42.5)      219.4           -
    -------------------------------------------------------------------------

    The increase in Income taxes for the fourth quarter and year ended December 31, 2003, when compared with the same periods in 2002, were primarily related to increases in income before taxes of $274.2 million and $780.1 million, respectively. The effective tax rate for the full year of 2003, was significantly impacted by two tax factors: (i) a positive
$47.0 million income tax adjustment for settlement of tax matters relating to prior years, which had higher tax rates, partly offset by (ii) an increase in tax expense for an increase in the tax rate in the Province of Ontario.

    Non-controlling interest

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31        0.6         0.7        (0.1)      (14.3)
    Year ended December 31           3.3         3.1         0.2         6.5
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in a small foreign subsidiary.

    Preferred dividends

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31        0.9         0.9           -           -
    Year ended December 31           3.5         3.5           -           -
    -------------------------------------------------------------------------

    There were no significant changes to quarterly dividends on preferred shares.

    Interest on convertible debentures

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31        1.8         1.7         0.1         5.9
    Year ended December 31           7.1         6.8         0.3         4.4
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

    Liquidity and capital resources

    Cash provided by operating activities

    ($ in millions)                 2003        2002      Change           %
    -------------------------------------------------------------------------
    Quarter ended December 31      414.9       359.9        55.0        15.3
    Year ended December 31       2,144.0     1,741.0       403.0        23.1
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the fourth quarter ended December 31, 2003, when compared with the same period in 2002, principally due to an increased cash recovery of income taxes, lower restructuring and workforce reduction payments, and improved operating profitability, partly offset by accounts receivable securitization reduction payments. Cash recovery of income taxes associated with settlement of prior years' tax matters, net of tax installments, was $130.4 million in the fourth quarter of 2003 compared with $42.6 million in the same period of 2002. Restructuring payments were $54.1 million in the fourth quarter of 2003 compared with $139.8 million in the same period in 2002, mainly due to the larger number of staff departures in 2002. EBITDA excluding restructuring increased by $53.8 million. The Company made accounts receivable securitization reduction payments of $106 million on October 27, 2003 and $75 million on December 24, 2003.
    Cash provided by operating activities increased for the year ended December 31, 2003, when compared with 2002, principally due to improvement in operating profitability, the recovery of income taxes in 2003 associated with settlement of tax matters, an increase in advance billings and customer deposits and lower interest, partly offset by the reduction in securitized account receivables in 2003 compared with an increase securitized account receivables in 2002. EBITDA excluding restructuring increased by $325.5 million in 2003. Interest paid decreased by $18.3 million to $657.5 million in 2003 as a result of debt reduction, while interest received increased by $17.1 million to $41.6 million in 2003, primarily from the settlement of tax matters. Cash recovery of income taxes associated with settlement of prior years' tax matters was $183.5 million or $165.5 million net of tax installments in 2003, compared $18.6 million net of tax installments in 2002. Advanced billings and customer deposits increased by $114.7 million during 2003 due to the continued deferral of revenue under the price cap regime, and the increase in the Mobility subscriber base. The Company made accounts receivable securitization reduction payments of $175 million in 2003, whereas in 2002, the Company increased the amount of securitized receivables by $150 million. Restructuring payments were $287.7 million in 2003 as compared with $273.8 million in 2002.

    Cash provided (used) by investing activities

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31     (421.4)     (380.8)      (40.6)      (10.7)
    Year ended December 31      (1,197.8)   (1,691.1)      493.3        29.2
    -------------------------------------------------------------------------

    Cash used by investing activities increased for the fourth quarter and decreased for the year ended December 31, 2003, when compared with the same periods last year, primarily as a result of the change in capital expenditures. During the fourth quarter, the Company also disposed of properties and an investment for total proceeds of $11.6 million. Earlier in 2003, the Company also disposed of several non-strategic properties and monetized an investment for net proceeds of $19.0 million and disposed of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain, on total cash proceeds of $19.3 million, was deferred and is being amortized over the term of the lease. In the third quarter of 2002, the Company disposed of its remaining directory operations in the U.S. for proceeds of $7.8 million.

    Capital expenditures by segment

    Quarter ended December 31       2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment         303.0       291.0        12.0         4.1
    Mobility segment               132.3       125.1         7.2         5.8
    -------------------------------------------------------------------------
    Capital expenditures
     - general                     435.3       416.1        19.2         4.6
    Mobility segment
     - wireless spectrum             0.1         0.1           -           -
    -------------------------------------------------------------------------
    Total capital expenditures     435.4       416.2        19.2         4.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------
    Capital expenditure
     intensity(1)(%)                23.8        23.2         0.6
    -------------------------------------------------------------

    Year ended December 31          2003        2002      Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment         892.8     1,238.2      (345.4)      (27.9)
    Mobility segment               358.4       455.1       (96.7)      (21.2)
    -------------------------------------------------------------------------
    Capital expenditures
     - general                   1,251.2     1,693.3      (442.1)      (26.1)
    Mobility segment
     - wireless spectrum             1.5         4.6        (3.1)      (67.4)
    -------------------------------------------------------------------------
    Total capital expenditures   1,252.7     1,697.9      (445.2)      (26.2)
    -------------------------------------------------------------------------
    -------------------------------------------------------------
    Capital expenditure
     intensity(1)(%)                17.5        24.2        (6.7)
    -------------------------------------------------------------

    (1) Capital Intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    Communications segment capital expenditures increased in the fourth quarter and decreased significantly for the full year of 2003, when compared with 2002. The decrease for the year was a result of Operational Efficiency Program initiatives and completion of several national expansion initiatives in 2002. For the fourth quarter of 2003, Non-ILEC expenditures increased by $6.1 million to $46.8 million, while for the full year of 2003, Non-ILEC expenditures decreased by $91.6 million to $122.8 million. The increase for the fourth quarter was directed primarily toward network sustainment. The decrease for the full year was a result of the Company concentrating its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures increased by $6.0 million to $256.2 million for the fourth quarter of 2003, and decreased by $253.8 million to $770.1 million for the full year of 2003, when compared with the same periods in 2002. The primary changes in ILEC capital expenditures were:

    - High-speed Internet ("ADSL") facilities and systems expenditures increased by $1.3 million to $31.2 million for the fourth quarter of 2003 and decreased by $94.9 million to $97.6 million for the full year of 2003, when compared to the same periods in 2002. Lower spending on ADSL in 2003 was due to a focus on higher utilization of existing facilities, the completion of accelerated facility and system deployment in 2002, and slower growth in the industry;

    - There were no purchases from Verizon in 2003 for software licences compared with $9.6 million and $65.1 million, respectively, for the fourth quarter and full year of 2002; and

    - Increased spending for new service development was partly offset by reductions in other spending in the fourth quarter of 2003. For the full year of 2003, spending on network infrastructure decreased due to lower demand for facilities, while spending on internal systems and processes also decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal web enablement projects, partly offset by increased spending on new service development.

    The Communications segment capital intensity ratios for the fourth quarter and year ended December 31, 2003 were 25.1% and 18.3%, respectively, when compared with 23.0% and 24.4%, respectively, for the same periods in 2002, mainly due to the timing and significant reduction of capital expenditures on relatively flat revenues. For the fourth quarter, the Communications segment contribution to cash flow (EBITDA excluding restructuring less capital expenditures) decreased by $19.6 million to $206.0 million, while for the full year of 2003, the contribution to cash flow increased by $390.3 million to $1,135.9 million, respectively, when compared to the same periods last year.
    Mobility capital expenditures increased by 5.8% in the fourth quarter and significantly decreased for the full year of 2003 as compared to the corresponding periods in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the fourth quarter of 2003. In addition, TELUS Mobility started building out a significant amount of microwave in 2003 aimed at reducing future leased line costs. Capital spending declined significantly year-over-year principally as a result of:

    -  Implementation of the 1X digital network in 2002;
    -  Digital conversion of analogue networks in 2002;
    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and
    - Improved infrastructure equipment costs and a stronger Canadian dollar.

    Capital expenditure intensity for TELUS Mobility was 20.5% and 15.2% for the fourth quarter and full year of 2003, respectively, as compared to 22.6% for both periods one year ago, due to both lower capital spending (for the full year) and significant growth in network revenues. As a result of continued strong EBITDA excluding restructuring growth and reduced capital expenditure intensity, Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) of $57.6 million and $455.5 million, or 9.8% and 20.9% of Network revenue, for the fourth quarter and full year of 2003, respectively, as compared with $3.4 million and $75.1 million, or 0.7% and 4.1%, for the same periods in 2002, respectively.
    Both segments have contributed to significantly improved consolidated cash flow (EBITDA excluding restructuring less capital expenditures) of $1,591.4 million for the full year of 2003, when compared with $820.7 million in 2002.

    Cash provided (used) by financing activities

    ($ in millions)                 2003        2002      Change        %
    -------------------------------------------------------------------------
    Quarter ended December 31      (89.6)       17.2      (106.8)          -
    Year ended December 31        (931.0)      (76.0)     (855.0)          -
    -------------------------------------------------------------------------

    Cash used by financing activities increased in the fourth quarter and year ended December 31, 2003, when compared with the same periods in 2002.

    - Common and Non-voting shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share option plans were $24.9 million and $86.6 million, respectively, for the fourth quarter and year ended December 31, 2003, compared with proceeds of $18.3 million and $92.2 million, respectively, in the same periods in 2002 under the same plans, from exercised warrants and from additional shares purchased by Verizon pursuant to anti-dilutive rights.

    - Public issuance of Non-voting shares - $nil in 2003; $337.4 million in 2002. In September 2002, a public issuance of 34.25 million Non-voting shares was offered concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. The net proceeds of $322.9 million were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc., and for general corporate purposes. The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

    - Dividends to shareholders - Cash dividends paid to shareholders increased by $2.5 million and $36.4 million, respectively, for the fourth quarter and year ended December 31, 2003, when compared with the same periods in 2002. The increase in cash dividends for the year resulted from an increased number of shares outstanding, partly offset by a higher enrolment in dividend reinvestment plans (approximately 25% for the dividend paid in October 2003, compared with approximately 21% one year earlier). The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    - Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) - were $63.5 million and $828.7 million, respectively, for the fourth quarter and year ended December 31, 2003. This compares with $48.0 million net debt issued in the fourth quarter of 2002 and net debt repurchases and redemptions of $341.2 million for the full year 2002. Net debt redemptions for the full year of 2003 included approximately $645 million of bank facilities, $151 million of medium-term notes, and $30 million of First Mortgage Bonds. In the second half of 2002, the Company repurchased approximately
       $410 million principal amount of notes and bank debt for a cash outlay of approximately $318 million including commissions and net of cross-currency swap unwind proceeds.

    Liquidity and capital resource measures

                                 Dec. 31,    Dec. 31,               Sept. 30,
    Period ended                    2003        2002      Change        2003
    -------------------------------------------------------------------------
    Components of debt and
    ----------------------
     coverage ratios
     ---------------
    Net debt(1) ($ millions)     7,518.2     8,390.3      (872.1)    7,522.3
    Total capitalization(2)
     - book value ($ millions)  14,190.9    14,834.1      (643.2)   14,169.5

    EBITDA(3) (12-month
     trailing, $ millions)       2,844.1     2,518.6       325.5     2,790.3
    Net interest cost(4)
     (12-month trailing,
     $ millions)                   628.0       686.8       (58.8)      617.6

    Debt ratios
    -----------
    Fixed rate debt as a
     proportion of total
     indebtedness (%)              100.0        93.4         6.6       100.0
    Average term to maturity
     of debt (years)                 6.2         6.6        (0.4)        6.4

    Net debt to total
     capitalization (%)             53.0        56.6        (3.6)       53.1
    Net debt to EBITDA(5)            2.6         3.3        (0.7)        2.7

    Coverage ratios
    ---------------
    Earnings coverage(6)             1.7         0.6         1.1         1.3
    EBITDA(3) interest
     coverage(7)                     4.5         3.7         0.8         4.5

    Other measures
    --------------
    Free cash flow(8)
     (3-month, $ millions)          83.8       (80.3)      164.1       430.8
    Free cash flow(8)
     (12-month trailing,
     $ millions)                   960.6        (1.4)      962.0       796.5
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross-currency foreign exchange hedge liability was $745.8 million as at December 31, 2003 ($126.8 million hedge asset as at December 31, 2002; $580.8 million hedge liability as at September 30, 2003). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $88.1 million at December 31, 2003 ($120.4 million at December 31, 2002, and $125.5 million as at September 30, 2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.
    (3) Excluding Restructuring and workforce reduction costs.
    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding interest income, net interest cost for the twelve-month periods ended December 31, 2003 and 2002 and September 30, 2003 were $671.3 million, $712.7 million and $679.1 million, respectively.
    (5) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA excluding Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (7) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. Excluding interest income, the ratios for the 12-month periods ended
        December 31, 2003 and 2002 and September 30, 2003 were 4.2, 3.5, and 4.1, respectively. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (8) See Note 3 of the Results of Operations table.

    The long-term debt balance, including current maturities, was $6,691 million as at December 31, 2003, a decrease of $1,697 million from December 31, 2002. This reduction in the debt balance included an $872.6 million decrease in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 21% appreciation of the Canadian dollar during 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $872.6 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $745.8 million as at December 31, 2003). The remaining reduction was from debt repayment and repurchases. TELUS expects to continue applying surplus cash flow to reduce accounts receivable securitization and possible other repurchases of debt, with the objective of reducing the Net Debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term.
    The proportion of debt with fixed interest rates increased as at December 31, 2003, when compared with one year earlier, as the amount of utilized bank facilities decreased to $7 million from $655 million one-year earlier.
    The net debt to total capitalization ratio measured at December 31, 2003, decreased when compared to one-year earlier. The Company's Operational Efficiency Program, improved Non-ILEC margins, reduced capital expenditures, improved Mobility cash generation and tax refunds resulted in significant increased free cash flow allowing for additional debt reduction in 2003. Free cash flow for the fourth quarter and full year of 2003 exceeded cash payments for Restructuring and workforce reduction of $54.1 million and $287.7 million, respectively. The increase in free cash flow in the fourth quarter and full year of 2003, when compared with 2002, was due primarily to increased EBITDA excluding restructuring costs and increased cash income tax recoveries, and lower capital expenditures for the full year.
    The net debt to EBITDA ratio measured at December 31, 2003 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in twelve-month trailing EBITDA excluding restructuring. The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2003. The EBITDA interest coverage ratio also improved as a result of higher twelve-month trailing EBITDA excluding restructuring and lower twelve-month trailing net interest costs including significant interest income.

    Credit Facilities

    TELUS' credit facilities at December 31, 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($7 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities ($3.2 million drawn and approximately $24.0 million in committed and outstanding undrawn letters of credit). During the fourth quarter, TELUS repaid $63 million drawn against the $1.5 billion facility. TELUS expects to renew one or both of the revolving credit facilities in amounts lower than the current amounts, prior to the availability termination dates of such facilities.
    At December 31, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.6:1 as at December 31, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.3:1 as at December 31, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts Receivable Sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of February 11, 2004. The proceeds of securitized receivables were $300 million at December 31, 2003.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2003, this amount, defined as the Asset Securitization Amount, was $88.1 million.

    Credit Ratings

    On December 18, 2003, Moody's placed the long-term credit rating of TELUS Corporation under review for possible upgrade. On December 22, 2003, Dominion Bond Rating Service (DBRS) increased the long-term and preferred ratings for TELUS Communications Inc. to BBB(high) and Pfd-3(high), respectively, with stable trends. DBRS also confirmed the long- term ratings for TELUS Corporation and TELUS Communications (Quebec) Inc. with stable trends. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

Credit rating summary
                                  DBRS(1)      S&P(1)   Moody's(2)   Fitch(1)
    -------------------------------------------------------------------------
    TELUS Corporation
      Senior bank debt               ---         ---         ---         BBB
      Notes                          BBB         BBB         Ba1         BBB

    TELUS Communications Inc.
      Debentures                BBB(high)        BBB         ---         BBB
      Medium-term notes         BBB(high)        BBB         ---         BBB
      Preferred shares        Pfd-3(high)   P-3(high)        ---         ---

    TELUS Communications
     (Quebec) Inc.
      First mortgage bonds           BBB          A-         ---         ---
      Medium-term notes              BBB         BBB         ---         ---
    -------------------------------------------------------------------------

    (1) Outlook or trend 'stable'
    (2) Outlook 'positive'; under review for possible upgrade

    Outstanding share data

    The following is a summary of the outstanding shares and principal amounts for each class of equity at December 31, 2003:

    Class of equity              Outstanding
     security                      shares         Amount
                                 (millions)    ($ millions)
    --------------------------------------------------------
    TELUS Communications Inc.
     Preference and preferred
     shares - non-voting first
     preferred, various issues       1.3             69.7
    Common equity -
     common shares                 190.8          2,349.1
    Common equity -
     non-voting shares             161.0          3,296.6
    Channel stock
     incentive plan                  0.2              0.6
    --------------------------------------------------------

    On February 12, 2004, TELUS announced its intention to redeem all nine classes of TELUS Communication Inc.'s outstanding preferred and preference shares during the third quarter of 2004 for total consideration of approximately $72.8 million.

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments

    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. On October 6, 2003, the Company terminated an interest rate swap that had the effect of fixing the interest rate on $70 million of floating rate debt that was repaid.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only. As at December 31, 2003, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$43.0 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    As at February 11, 2004 TELUS had not hedged exposure to equity price movements for share-based compensation arrangements. TELUS intends to hedge this exposure with respect to restricted stock units issued in 2004 using cash-settled equity forward transactions.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counter parties. An ongoing review is performed to evaluate changes in the status of counterparties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

    Commitments and Contingent Liabilities

    The Company has a number of commitments and contingent liabilities. The Company has $141 million in outstanding commitments for its Operational Efficiency Program as at December 31, 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in labour contract negotiations through the federal arbitration process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company. As at December 31, 2003, the Company's known contractual obligations for 2004 were approximately
$1,057 million, including $221 million for long-term debt maturities, $163 million for operating lease payments, and $650 million for purchase commitments. The maximum, undiscounted guarantee amounts for 2004, without regard for the likelihood of having to make such payment, is $12.3 million.

    Targets for 2004

                             2003              Targets
                            Results           for 2004            Change

    ==========================================================================
    Consolidated                               $7.45 to           $300 to
      Revenues           $7.15 billion       7.55 billion       $400 million
    -------------------------------------------------------------------------
      EBITDA(1)          $2.816 billion        $2.95 to           $134 to
                                             3.05 billion       $234 million
    -------------------------------------------------------------------------
      Earnings per
       share - basic       92 cents         $1.05 to $1.25     13 to 33 cents
    -------------------------------------------------------------------------
      Capital                                  Approx.             Approx.
       expenditures      $1.253 billion     $1.225 billion      $(28) million
    -------------------------------------------------------------------------
      Free cash flow                             $1.0 to           $39 to
      (2003 method)(2)    $961 million        $1.1 billion      $139 million
    -------------------------------------------------------------------------
      Free cash flow
       after
       restructuring
       payments                                 $1.13 to          $285 to
       (2004 method)(3)   $845 million       $1.23 billion      $385 million
    -------------------------------------------------------------------------
      Net debt to                                               Decrease of
       EBITDA(4)           2.6 times       2.5 times or less    0.1 or more

    ==========================================================================
    Communications
     Segment                                    $4.8 to            $10 to
      Revenue (external) $4.79 billion       $4.85 billion       $60 million
    -------------------------------------------------------------------------
        Non-ILEC                                 Approx.           Approx.
         revenue         $555 million        $610 million      $55 million
    -------------------------------------------------------------------------
      EBITDA            $2.000 billion         $1.975 to          $(25) to
                                            $2.025 billion      $25 million
    -------------------------------------------------------------------------
                                                Approx.            Approx.
        Non-ILEC EBITDA  $(29) million        $5 million        $34 million
    -------------------------------------------------------------------------
      Capital                                   Approx.            Approx.
       expenditures      $893 million        $875 million      $(18) million
    -------------------------------------------------------------------------
      High-speed
       Internet net
       additions           151,500          Approx. 125,000       (26,500)

    ==========================================================================
    Mobility Segment
      Revenue                                   $2.65 to           $290 to
      (external)        $2.36 billion         $2.7 billion      $340 million
    -------------------------------------------------------------------------
      EBITDA            $815 million        $975 million to        $160 to
                                             $1.025 billion     $210 million
    -------------------------------------------------------------------------
      Capital                                    Approx.           Approx.
       expenditures    $360 million          $350 million      $(10) million
    -------------------------------------------------------------------------
      Wireless
       subscriber                              375,000 to        (56,100) to
       net additions      431,100               425,000            (6,100)
    -------------------------------------------------------------------------

    (1) The EBITDA target for 2004 includes estimated Restructuring and workforce reduction costs of $30 million, while the 2003 EBITDA on the same basis included $28.3 million of Restructuring and workforce reduction costs. The definition of EBITDA was amended for 2004 to reflect a change in how the Company measures operating performance. EBITDA in 2004 is calculated as Operating revenues less Operations expense less Restructuring and workforce reduction costs. The 2004 target also reflects adoption of CICA Handbook Section 3870 for Stock-based compensation and other stock-based payments, which is expected to be approximately $45 million in 2004. EBITDA for 2003 presented in the table above has been calculated using the new definition.
    (2) Defined as EBITDA excluding restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and cash dividends, plus cash interest received. The method for 2003 excludes Restructuring and workforce reduction costs and payments.
    (3) Defined as EBITDA excluding restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and restructuring payments, plus cash interest received and excess stock compensation expense over stock compensation payments. The definition for 2004 excludes dividend payments.
    (4) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

    For 2004, TELUS public targets reflect the strong cash flow generation from operations. Free cash flow after restructuring payments is expected to increase by $285 to $385 million in 2004. TELUS expects to continue applying surplus cash flow to reduce its accounts receivable securitization program and to the retirement of approximately $220 million of debt with the objective of reducing the Net Debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term. TELUS has also set a long-term leverage policy target range for net debt to total capital of 45 to 50%, compared with the year-end 2003 rate of 53%.
    TELUS expects earnings per share to improve significantly primarily as a result of an expected $160 to $210 million increase in Mobility segment EBITDA.
    The Communications segment revenue growth in 2004 is expected to range between 0% and 1.2%. Communications segment EBITDA is expected to be relatively unchanged as additional Operating Efficiency Program savings and improvement in Non-ILEC operating efficiency are expected to be offset by further negative price cap decision impacts and inclusion of stock-based compensation expense as adopted from recently confirmed recommendations in CICA Handbook Section 3870. Capital expenditure levels are expected to decrease modestly in 2004 with similar levels of investment for Non-ILEC areas, high-speed Internet ("ADSL"), and other initiatives. Communications segment cash flow (EBITDA excluding restructuring less capital expenditures) is expected to be $1.13 to $1.18 billion in 2004, compared with $1.14 billion in 2003.
    For TELUS Mobility, targeted 2004 revenue growth is 12 to 14% and targeted EBITDA growth is 20 to 26%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 11 to 12% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2004 capital expenditures are expected to be focused on capacity improvements as well as network and efficiency enhancements. TELUS Mobility cash flow (EBITDA excluding restructuring less capital expenditures) is expected to increase to $625 to $675 million in 2004, compared with $456 million in 2003.

    Key Assumptions and Sensitivities for 2004 Targets

    The Company publicly set certain estimated financial and operational targets for 2004 on December 18, 2003. For projection purposes, the following assumptions were made: economic growth consistent with provincial and national estimates by the Conference Board of Canada that were available in November 2003; continued softness in wireline demand; no material change in pension expense; 3.5% to 4.0% wireless market penetration gain; and approximately 15% industry growth in high speed Internet subscribers in TELUS incumbent territories in B.C., Alberta and Quebec. Commencing in 2004, TELUS is adopting recently confirmed recommendations in CICA Handbook Section 3870 for Stock-based compensation and other stock-based payments, estimated to be a $45 million expense. No impact has been assumed for the possibility of a work stoppage resulting from ongoing collective bargaining negotiations in Alberta and B.C.
    Investors are encouraged to review the Forward-Looking Statements section and Risks and Uncertainties for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

    4.  Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' Annual Report, and filings on www.sedar.com and on Edgar at www.sec.gov.


    consolidated statements of income
                                     Three months          Twelve months
    Periods ended December 31
    (unaudited) (millions)          2003       2002       2003       2002
    -------------------------------------------------------------------------
    OPERATING REVENUES            $ 1,825.6  $ 1,794.4  $ 7,146.0  $ 7,006.7
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                    1,126.6    1,149.2    4,301.9    4,488.1
      Depreciation                    323.4      315.2    1,272.9    1,213.7
      Amortization of intangible
       assets                         101.0       94.7      379.9      356.6
      Restructuring and workforce
       reduction costs                 16.2      241.0       28.3      569.9
    -------------------------------------------------------------------------
                                    1,567.2    1,800.1    5,983.0    6,628.3
    -------------------------------------------------------------------------
    OPERATING INCOME (LOSS)           258.4       (5.7)   1,163.0      378.4
      Other expense                     3.5       24.3       23.3       42.7
      Financing costs                 160.8      150.1      628.0      604.1
    -------------------------------------------------------------------------
    INCOME (LOSS) BEFORE INCOME TAXES
     AND NON-CONTROLLING INTEREST      94.1     (180.1)     511.7     (268.4)
      Income taxes (recovery)          43.9      (41.6)     176.9      (42.5)
      Non-controlling interest          0.6        0.7        3.3        3.1
    -------------------------------------------------------------------------
    NET INCOME (LOSS)                  49.6     (139.2)     331.5     (229.0)
      Preference and preferred
       share dividends                  0.9        0.9        3.5        3.5
      Interest on convertible
       debentures, net of income
       taxes                            1.8        1.7        7.1        6.8
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME (LOSS)          $    46.9  $  (141.8) $   320.9  $  (239.3)
    -------------------------------------------------------------------------
    INCOME (LOSS) PER COMMON SHARE
     AND NON-VOTING SHARE ($)
      - Basic                          0.13      (0.41)      0.92      (0.75)
      - Diluted                        0.13      (0.41)      0.91      (0.75)
    DIVIDENDS DECLARED PER COMMON
     SHARE AND NON-VOTING SHARE ($)    0.15       0.15       0.60       0.60
    TOTAL WEIGHTED AVERAGE COMMON
     SHARES AND NON-VOTING SHARES
     OUTSTANDING (millions)
      - Basic                         351.5      345.2      349.3      317.9
      - Diluted                       354.5      345.2      351.8      317.9



    consolidated balance sheets
    As at December 31
    (unaudited) (millions)                             2003          2002
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net           $      6.2    $        -
      Accounts receivable                                723.8         640.4
      Income and other taxes receivable                  187.4         134.0
      Inventories                                        123.5          96.5
      Prepaid expenses and other                         172.4         163.5
      Current portion of future income taxes             304.0         138.8
    -------------------------------------------------------------------------
                                                       1,517.3       1,173.2
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other             7,764.3       8,025.9
      Intangible assets subject to amortization          844.7         998.5
      Intangible assets with indefinite lives          2,954.6       2,950.1
    -------------------------------------------------------------------------
                                                      11,563.6      11,974.5
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                   610.7         729.1
      Future income taxes                                626.0       1,170.3
      Investments                                         41.9          48.1
      Goodwill                                         3,118.0       3,124.6
    -------------------------------------------------------------------------
                                                       4,396.6       5,072.1
    -------------------------------------------------------------------------
                                                    $ 17,477.5    $ 18,219.8

   ===========================================================================
   LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Cash and temporary investments, net           $        -    $      9.0
      Accounts payable and accrued liabilities         1,294.1       1,198.8
      Restructuring and workforce reduction
       accounts payable and accrued liabilities          141.0         400.4
      Dividends payable                                   53.5          52.2
      Advance billings and customer deposits             445.0         330.3
      Current maturities of long-term debt               221.1         190.3
    -------------------------------------------------------------------------
                                                       2,154.7       2,181.0
    -------------------------------------------------------------------------
    Long-Term Debt                                     6,469.4       8,197.4
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                        1,173.7         405.3
    -------------------------------------------------------------------------
    Future Income Taxes                                1,007.0         992.3
    -------------------------------------------------------------------------
    Non-Controlling Interest                              10.7          11.2
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures                             149.6         148.5
      Preference and preferred shares                     69.7          69.7
      Common equity                                    6,442.7       6,214.4
    -------------------------------------------------------------------------
                                                       6,662.0       6,432.6
    -------------------------------------------------------------------------
                                                    $ 17,477.5    $ 18,219.8

    ==========================================================================


    consolidated statements of cash flows
                                     Three months          Twelve months
    Periods ended December 31
    (unaudited) (millions)          2003       2002       2003       2002
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income (loss)             $    49.6  $  (139.2) $   331.5  $  (229.0)
    Adjustments to reconcile net
     income (loss) to cash provided
     by operating activities:
      Depreciation and amortization   424.4      409.9    1,652.8    1,570.3
      Future income taxes              47.6       47.0      398.6        9.2
      Gain on redemption of
       long-term debt                     -       (0.3)         -      (82.7)
      Net employee defined benefit
       plans expense (credits)         13.5        2.0       53.0       (9.8)
      Employer contributions to
       employee defined benefit
       plans                          (29.9)     (39.1)     (99.8)     (75.3)
      Other, net                        7.3        1.7       44.0      (11.6)
      Restructuring and workforce
       reduction costs, net of
       cash payments                  (37.9)      95.8     (259.4)     290.7
      Net change in non-cash
       working capital                (59.7)     (17.9)      23.3      279.2
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                       414.9      359.9    2,144.0    1,741.0
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures             (435.4)    (416.2)  (1,252.7)  (1,697.9)
    Proceeds from the sale of
     property and other assets         11.6        0.4       51.2        8.2
    Other                               2.4       35.0        3.7       (1.4)
    -------------------------------------------------------------------------
    Cash used by investing
     activities                      (421.4)    (380.8)  (1,197.8)  (1,691.1)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting
     Shares issued                     24.9       18.3       86.6       92.2
    Public issuance of Non-Voting
     Shares                               -          -          -      337.4
    Cost of public issuance of
     Non-Voting Shares                    -          -          -      (14.5)
    Dividends to shareholders         (41.8)     (39.3)    (172.0)    (135.6)
    Long-term debt issued               7.6       60.2      373.0      644.2
    Redemptions and repayment of
     long-term debt                   (71.1)      (8.3)  (1,201.7)    (901.0)
    Change in short-term
     obligations (commercial paper
     and bank borrowings)                 -       (3.9)         -      (84.4)
    Interest on convertible
     debentures                        (5.1)      (5.1)     (10.2)     (10.2)
    Other                              (4.1)      (4.7)      (6.7)      (4.1)
    -------------------------------------------------------------------------
    Cash provided (used) by
     financing activities             (89.6)      17.2     (931.0)     (76.0)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase (decrease) in cash and
     temporary investments, net       (96.1)      (3.7)      15.2      (26.1)
    Cash and temporary investments,
     net, beginning of year           102.3       (5.3)      (9.0)      17.1
    -------------------------------------------------------------------------
    Cash and temporary investments,
     net, end of year             $     6.2  $    (9.0) $     6.2  $    (9.0)
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
    Interest paid                 $   295.0  $   282.9  $   657.5  $   675.8
    -------------------------------------------------------------------------
    Interest received                  26.6       24.1       41.6       24.5
    -------------------------------------------------------------------------
    Income taxes (inclusive of
     Investment Tax Credits
     (received) paid              $  (130.4) $   (42.6) $  (165.5) $   (18.6)
    -------------------------------------------------------------------------

    TELUS Corporation
    Segmented Information
    Years ended December 31         Communications            Mobility
    (millions)                      2003       2002       2003       2002
    -------------------------------------------------------------------------
    External revenue              $ 4,786.4  $ 4,989.3  $ 2,359.6  $ 2,017.4
    Inter-segment revenue              94.5       95.3       15.7       17.5
    -------------------------------------------------------------------------
    Total operating revenue         4,880.9    5,084.6    2,375.3    2,034.9
    Operations expense              2,852.2    3,100.8    1,559.9    1,500.1
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs      2,028.7    1,983.8      815.4      534.8
    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction costs         28.3      563.4          -        6.5
    -------------------------------------------------------------------------
    EBITDA (a)                    $ 2,000.4  $ 1,420.4  $   815.4  $   528.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                     $   892.8  $ 1,238.2  $   359.9  $   459.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs
     less CAPEX                   $ 1,135.9  $   745.6  $   455.5  $    75.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Years ended December 31           Eliminations         Consolidated
    (millions)                      2003       2002       2003       2002
    -------------------------------------------------------------------------
    External revenue              $       -  $       -  $ 7,146.0  $ 7,006.7
    Inter-segment revenue            (110.2)    (112.8)         -          -
    -------------------------------------------------------------------------
    Total operating revenue          (110.2)    (112.8)   7,146.0    7,006.7
    Operations expense               (110.2)    (112.8)   4,301.9    4,488.1
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs            -          -    2,844.1    2,518.6
    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction costs            -          -       28.3      569.9
    -------------------------------------------------------------------------
    EBITDA (a)                    $       -  $       -  $ 2,815.8  $ 1,948.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                     $       -  $       -  $ 1,252.7  $ 1,697.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs
     less CAPEX                   $       -  $       -  $ 1,591.4  $   820.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Three Months December 31        Communications            Mobility
    (millions)                      2003       2002       2003       2002
    -------------------------------------------------------------------------
    External revenue              $ 1,182.4  $ 1,244.2  $   643.2  $   550.2
    Inter-segment revenue              23.1       22.8        4.1        4.3
    -------------------------------------------------------------------------
    Total operating revenue         1,205.5    1,267.0      647.3      554.5
    Operations expense                696.5      750.4      457.3      425.9
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs        509.0      516.6      190.0      128.6
    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction costs         16.2      234.5          -        6.5
    -------------------------------------------------------------------------
    EBITDA (a)                    $   492.8  $   282.1  $   190.0  $   122.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                     $   303.0  $   291.0  $   132.4  $   125.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs
     less CAPEX                   $   206.0  $   225.6  $    57.6  $     3.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Three Months December 31          Eliminations         Consolidated
    (millions)                      2003       2002       2003       2002
    -------------------------------------------------------------------------
    External revenue              $       -  $       -  $ 1,825.6  $ 1,794.4
    Inter-segment revenue             (27.2)     (27.1)         -          -
    -------------------------------------------------------------------------
    Total operating revenue           (27.2)     (27.1)   1,825.6    1,794.4
    Operations expense                (27.2)     (27.1)   1,126.6    1,149.2
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs            -          -      699.0      645.2
    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction costs            -          -       16.2      241.0
    -------------------------------------------------------------------------
    EBITDA (a)                    $       -  $       -  $   682.8  $   404.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                     $       -  $       -  $   435.4  $   416.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA excluding
     restructuring and
     workforce reduction costs
     less CAPEX                   $       -  $       -  $   263.6  $   229.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. Previously, the Company defined EBITDA so as to exclude restructuring and workforce reduction costs; the definition was amended to reflect a change in how the Company operates. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
    (b) Total capital expenditures ("CAPEX").

For further information:

Media Relations: Nick Culo, (780) 493-7236, nick.culo(at)telus.com Investor Relations: John Wheeler, (780) 493-7310, ir(at)telus.com
Shafiq Jamal, (604) 488-1100;
Robert Mitchell, (416) 279-3219


  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13,2004
						TELUS Corporation



						___"James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary